FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2026
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - December 2025 Financial Report	1

Santander

Financial report 2025

January - December

It starts here

January - December	2025

Index

3	SIGNIFICANT EVENTS IN THE PERIOD

4	KEY CONSOLIDATED DATA

6	BUSINESS MODEL

7	GROUP FINANCIAL INFORMATION
7	Highlights of the period
9	Income statement
11	Balance sheet
13	Solvency ratios
14	Risk management
16	The Santander share

17	FINANCIAL INFORMATION BY SEGMENT

43	APPENDIX
44	Financial information
47	Alternative performance measures
59	Condensed consolidated financial statements
62	Glossary
63	Important information

This report was approved by the board of directors on 3 February 2026, following a favourable report from the audit committee. Important information regarding this report can be found on pages 63, 64 and 65.

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

SIGNIFICANT EVENTS IN THE PERIOD
In Q2 2025, Santander announced the entry into an agreement with Erste Group Bank AG (Erste) to sell approximately 49% of its stake in Santander Bank Polska S.A. (Santander Poland) and the 50% of the asset management company (TFI) which was not integrated within Santander Polska to Erste, for a total cash amount of approximately EUR 7 billion. In addition, Santander announced its intention to acquire 100% of Santander Consumer Bank Polska by purchasing the 60% stake currently held by Santander Bank Polska S.A. (approximately EUR 0.7 billion), thereby bringing the business fully within the perimeter of Grupo Santander and excluding it from the scope of the sale. Santander and Erste also announced a strategic collaboration to leverage the strengths and international presence of both institutions in Corporate & Investment Banking (CIB) as well as the possibility for Erste to benefit from Santander’s global payments platforms. The abovementioned transaction will hereinafter be referred to as the 'Poland disposal'.
The transaction was completed as expected, closing the sale on 9 January 2026, after obtaining regulatory approvals and fulfilling the conditions for closing. The transaction resulted in a net capital gain of approximately EUR 1.9 billion for the Group, increasing its CET1 ratio by c.95 basis points, equivalent to around EUR 6 billion. The financial impacts on both results and capital from this transaction will be recorded in Q1 2026.
As previously announced, as of the publication date of this report, 3 February 2026, we confirm that the bank will devote approximately 50% of the CET1 capital generated from this transaction to accelerate the delivery of the extraordinary share buyback programmes.
In accordance with IFRS 5 requirements, from Q2 2025 the business subject to the Poland disposal has been classified as 'non-current assets/liabilities held for sale' and the related results have been reported under 'discontinued operations'. Accordingly:
•In the Group’s consolidated balance sheet, the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to the balance sheets from 30 June 2025 onwards and does not affect balance sheets for prior periods.
•In the statutory income statement, the results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to both 2025 and 2024. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations in both periods.
However:
•In the underlying income statement, both at the Group and the primary and secondary segment levels (which are presented on an underlying basis only), the results from Poland continue to be reported line by line and disaggregated, as they were in previous quarterly disclosures given the fact that the management of Santander Poland remained unchanged until the Poland disposal was completed in January 2026. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.
•For the same reason, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected.
For further information, see the 'Alternative performance measures' section in the appendix to this report.
Additionally, in Q3 2025, Santander announced it had reached an agreement to acquire 100% of TSB Banking Group plc's (TSB) share capital from Banco de Sabadell, S.A. (Sabadell) with a valuation of GBP 2.65 billion (approximately EUR 3.1 billion) in an all-cash transaction. This agreement does not impact the information presented to date nor is it expected to affect future publications until the transaction is completed. The transaction is subject to the corresponding regulatory approvals.
In Q4 2025, Santander announced the merger of Openbank and Santander Consumer Finance (SCF) into a single legal entity. This is expected to result in all our European consumer finance businesses progressively operating under the Openbank brand.
Finally, after the close of Q4 2025, on 3 February 2026, the publication date of this report, Santander announced it has reached an agreement to acquire 100% of Webster Financial Corporation’s (Webster) share capital, a US retail and commercial bank, complementary to our US business. This acquisition, valued at USD 12.2 billion (approximately EUR 10.3 billion), will enable us to improve our positioning and market share in the country. This agreement does not impact the information presented in this report, nor is it expected to affect future publications until the transaction is completed. The transaction is subject to customary closing conditions, including the corresponding regulatory approvals and approvals by Webster's and Santander's shareholders.

January - December 2025	3

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

KEY CONSOLIDATED DATA

BALANCE SHEET (EUR million)	Dec-25	Sep-25%		Dec-25	Dec-24%		Dec-23
Total assets	1,867,515	1,840,668	1.5	1,867,515	1,837,081	1.7	1,797,062
Loans and advances to customers	1,037,288	1,027,209	1.0	1,037,288	1,054,069	(1.6)	1,036,349
Customer deposits	1,041,200	1,026,130	1.5	1,041,200	1,055,936	(1.4)	1,047,169
Total funds	1,363,160	1,339,096	1.8	1,363,160	1,348,422	1.1	1,306,942
Total equity	112,748	109,914	2.6	112,748	107,327	5.1	104,241
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.
If we include loans, deposits and funds associated with the Poland disposal, as at 31 December 2025 loans and advances to customers would have been EUR 1,076,315 million; customer deposits EUR 1,095,827 million and total funds EUR 1,426,432 million.
For further information, see the 'Significant events in the period', 'Alternative performance measures' and 'Financial information' sections in this report.

INCOME STATEMENT (EUR million)	Q4'25	Q3'25%		2025	2024	%	2023
Net interest income	10,789	10,348	4.3	42,348	43,787	(3.3)	40,650
Total income	15,163	14,325	5.8	58,670	58,380	0.5	54,251
Net operating income	8,831	8,310	6.3	33,959	33,231	2.2	29,619
Profit before tax	4,920	4,657	5.6	18,681	17,347	7.7	15,005
Profit attributable to the parent	3,764	3,504	7.4	14,101	12,574	12.1	11,076
Note: net operating income as total income minus operating expenses.

EPS, PROFITABILITY AND EFFICIENCY (%) [1]	Q4'25	Q3'25%		2025	2024	%	2023
EPS (euros)	0.24	0.23	8.0	0.91	0.77	17.3	0.65
RoE	14.6	13.8		13.9	13.0		11.9
RoTE	17.9	16.9		17.1	16.3		15.1
RoTE (post-AT1)	17.1	16.2		16.3	15.5		14.4
RoA	0.89	0.85		0.84	0.76		0.69
RoRWA	2.62	2.46		2.44	2.18		1.96
Efficiency ratio [2]	40.9	41.1		41.2	41.8		44.1

UNDERLYING INCOME STATEMENT [2] (EUR million)	Q4'25	Q3'25%		2025	2024	%	2023
Net interest income	11,538	11,100	3.9	45,354	46,668	(2.8)	43,261
Total income	16,113	15,267	5.5	62,390	62,211	0.3	57,647
Net operating income	9,521	8,999	5.8	36,665	36,177	1.3	32,222
Profit before tax	5,367	5,197	3.3	20,867	19,027	9.7	16,698
Underlying profit attributable to the parent	3,764	3,504	7.4	14,101	12,574	12.1	11,076
Changes in constant euros:
Q4'25 / Q3'25: NII: +3.2%; Total income: +4.7%; Net operating income: +4.9%; Profit before tax: +2.5%; Attributable profit: +6.6%.
2025 / 2024: NII: +0.6%; Total income: +3.9%; Net operating income: +5.1%; Profit before tax: +13.4%; Attributable profit: +16.2%.

4	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

SOLVENCY (%)	Dec-25	Sep-25	Dec-25	Dec-24	Dec-23
Phased-in CET1 ratio	13.5	13.1	13.5	12.8	12.3
Phased-in total capital ratio	17.8	17.4	17.8	17.4	16.4

CREDIT QUALITY (%) [1]	Dec-25	Sep-25	Dec-25	Dec-24	Dec-23
Cost of risk [2,3]	1.15	1.13	1.15	1.15	1.18
NPL ratio	2.91	2.92	2.91	3.05	3.14
NPL coverage ratio	66	67	66	65	66

MARKET CAPITALIZATION AND SHARES	Dec-25	Sep-25%		Dec-25	Dec-24%		Dec-23
Shares (millions)	14,689	14,885	(1.3)	14,689	15,152	(3.1)	16,184
Number of shareholders	3,518,729	3,520,788	(0.1)	3,518,729	3,485,134	1.0	3,662,377
Share price (euros)	10.070	8.874	13.5	10.070	4.465	125.6	3.780
Market capitalization (EUR million)	147,921	132,092	12.0	147,921	67,648	118.7	61,168
Tangible book value per share (euros)	5.76	5.56		5.76	5.24		4.76
Price / Tangible book value per share (X)	1.75	1.60		1.75	0.85		0.79

CUSTOMERS (thousands) [4]	Dec-25	Sep-25%		Dec-25	Dec-24%		Dec-23
Total customers	180,221	178,374	1.0	180,221	172,537	4.5	164,542
Active customers	106,410	105,528	0.8	106,410	103,262	3.0	99,503
Digital customers	62,982	62,258	1.2	62,982	59,317	6.2	54,161

OTHER DATA [4]	Dec-25	Sep-25%		Dec-25	Dec-24%		Dec-23
Number of employees	198,403	201,304	(1.4)	198,403	206,753	(4.0)	212,764
Number of branches	7,124	7,389	(3.6)	7,124	8,086	(11.9)	8,518

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

1.	For further information, see the 'Alternative performance measures' section in the appendix to this report.
2.
In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS financial measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section of the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2024 Annual Financial Report, published in the CNMV on 28 February 2025, our 20-F report for the year ending 31 December 2024 filed with the SEC in the United States on 28 February 2025 as well as the 'Alternative performance measures' section of the appendix to this report.

3.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.
4.	Customers, employees and branches include Poland.

January - December 2025	5

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

OUR BUSINESS MODEL

CUSTOMER FOCUS	Building a digital bank with branches

→ We continue to build a digital bank with branches, with a multichannel offering to fulfil all our customers' financial needs.	180 mn	106 mn
	total customers	active customers

SCALE	Global and in-market scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activities are organized under five global businesses: Retail & Commercial Banking (Retail), Digital Consumer Bank (Consumer), Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payments.
→ Our five global businesses support value creation based on the profitable growth and operational leverage that ONE Santander provides.

Retail
Retail & Commercial Banking
Consumer
Digital Consumer Bank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payments
ONE
Santander

DIVERSIFICATION	Business, geographical and balance sheet

→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose

To help people and businesses prosper

Our aim

To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Our how

Everything we do should be Simple, Personal and Fair

6	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Highlights of the period
GROUP FINANCIAL INFORMATION

Highlights of the period: Main figures

Q4'25 ATTRIBUTABLE PROFIT
EUR 3,764 mn

+7% in euros	/Q3'25
+7% in constant euros

2025 ATTRIBUTABLE PROFIT
EUR 14,101 mn

+12% in euros	/2024
+16% in constant euros

RoTE (post-AT1)

16.3%
+0.8 pp	/2024

VOLUMES AND REVENUE
Loan and advances to customers	Customer funds
+4%	+6%
Net interest income	Net fee income
+1%	+9%
Note: YoY changes in constant euros and Argentina in current euros.

EFFICIENCY
41.2%
-0.6 pp /2024

COST OF RISK
1.15%
0 bps /Dec-24

CET1[1]
13.5%
+0.4 pp /Sep-25
▶In Q4 2025, profit attributable to the parent was EUR 3,764 million, a seventh consecutive quarterly record, up 7% compared to Q3 2025. In constant euros, profit also grew 7% quarter-on-quarter, driven by a strong increase in revenue (+5%), mainly supported by net interest income, which rose 3% despite a less favourable interest rate environment and by net fee income (+9%), as well as a lower tax burden. These solid trends more than offset higher personnel expenses and the impact of seasonality on Consumer provisions in the quarter.
▶In 2025, attributable profit increased 12% year-on-year to EUR 14,101 million, also an all-time-high. In constant euros, profit rose 16%, with solid performances across all revenue lines, especially in net fee income, with costs down 1% in real terms and a stable cost of risk.
Additionally, the year-on-year comparison was favoured by the charges in Q2 2024 following the discontinuation of the merchant platform in Germany and Superdigital in Latin America, as well as by a lower charge from provisions for potential complaints related to motor finance dealer commissions in the UK in Q4 2025 compared with Q4 2024 (EUR 157 million versus EUR 260 million, respectively, net of tax).
▶Profit grew year-on-year across our global businesses, most of them at double or high single digits, supported by good revenue performances.
▶With these excellent results, we achieved all of our 2025 targets.

▶Profitability improved significantly year-on-year with RoTE (post-AT1) increasing 0.8 pp to 16.3% in 2025, compared to 15.5% in 2024, in line with our year-end target of c.16.5%, even with a CET1 ratio well above our 13% target.
▶We continued to record sustained earnings per share growth, increasing 17% year-on-year to EUR 90.5 cents, boosted by the positive profit trends and the share buybacks executed over the last 12 months.

▶In terms of business volumes, both customer funds and loans and advances to customers grew at a solid pace as we maintained our focus on active and disciplined capital management, and profitable growth.
Gross loans and advances to customers (excluding reverse repos) rose 4% year-on-year in constant euros, supported by increases across all businesses.
Customer funds (customer deposits excluding repos plus mutual funds) grew 6% year-on-year in constant euros, also increasing across all global businesses. Customer deposits rose 5%, with growth in both demand and time deposits, and mutual funds increased double digits.
▶In a less favourable environment than initially expected, shaped by geopolitical and trade tensions and lower interest rates, total income was flat year-on-year, achieving our 2025 target. In constant euros, it was up 4%, underpinned by a positive net fee income performance (+9%), boosted by higher customer activity, network benefits and greater collaboration between our global businesses, accompanied by a solid net interest income performance.
▶The structural changes we have implemented to move towards a simpler and more integrated model through ONE Transformation also contributed to better revenue in the year, as well as improved costs, efficiency gains and profitable growth. Costs decreased 1% in current euros, achieving our 2025 year-end target to reduce the cost base in euros. The efficiency ratio improved to 41.2%, the best efficiency ratio we have reported in more than 15 years, with notable improvements in Payments and Wealth.

▶Credit quality remained robust, supported by our good risk management and low unemployment levels across our footprint. The NPL ratio improved 14 bps year-on-year to 2.91%, reaching the lowest recorded levels in 16 years. The NPL coverage ratio delivered a 2 pp increase year-on-year to 66%. Total loan-loss reserves ended the year at EUR 22,869 million.
▶The Group's cost of risk was stable year-on-year at 1.15%, in line with our target for 2025. In Retail and Consumer, which accounted for approximately 80% of the Group's net loan-loss provisions, cost of risk improved to 0.88% and 2.10%, respectively, compared to December 2024.

▶The CET1 ratio ended December 2025 at 13.5%, comfortably above the top end of our operating range of 12–13% and our 2025 target. In the quarter, the ratio increased 0.4 pp due to the solid contribution of attributable profit and risk transfer and mobilization measures, which more than offset profitable RWA growth and charges related to capital distributions2.
Note: in this section, results are presented on an underlying basis and loans and advances to customers, customer funds and other metrics include Poland, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
1.CET1 ratio on a phased-in basis, calculated in accordance with the transitory treatment of the CRR.
2.In line with our current ordinary shareholder remuneration policy of approximately 50% of the Group's reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

January - December 2025	7

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Highlights of the period

Think Value

SHAREHOLDER REMUNERATION*
EUR million

+15%	higher than 2024 interim cash dividend
*Remuneration based on the results of the first half of each period

TNAVps + CASH DPS

■ Cash DPS: €22.5 cents
+14%
/ Dec-24

▶In application of the current shareholder remuneration policy, the Group carried out the following against 2025 results:
i)a payment of an interim cash dividend of EUR 11.50 cents per share, paid in November 2025, equivalent to c.25% of the Group's underlying profit in H1 2025, 15% higher than its 2024 equivalent. Including the EUR 11.00 cent dividend per share paid in May 2025, the cash dividend per share paid during 2025 was also 15% higher than that paid in 2024.
ii)the first share buyback programme of EUR 1.7 billion, carried out between 31 July 2025 and 23 December 2025.
This programme puts us on track to reach our goal to distribute at least EUR 10 billion through share buybacks charged against 2025 and 2026 results and against expected capital excess1.
▶Total shareholder remuneration charged against H1 2025 results was EUR 3,399 million, 11% higher than the remuneration charged against H1 2024 results. The amount is approximately 50% of H1 2025 attributable profit (around 25% through cash dividend payments and around 25% through share buybacks).
▶The board of directors is expected to submit the approval of a final cash dividend, in accordance with the current shareholder remuneration policy, at the next general shareholders’ meeting. As a result, the total cash dividend per share charged against 2025 results is estimated to be approximately 15% higher than that charged against 2024 results.
▶At year end, TNAV per share was EUR 5.76. Including the final cash dividend against 2024 results and the interim cash dividend charged against 2025 results, TNAV per share increased 14% year-on-year.

Think Customer

# OF CUSTOMERS (Dec-25)
Total customers:	180	mn

Active customers:	106	mn

▶We continue to implement our global platforms. For example, Gravity, our technology which enhances customer experience through digital channels, reduces transaction costs and improves response times, is already fully implemented in Spain, the US, Chile, and Mexico.
▶These developments, along with other initiatives focused on delivering the best experience to our customers and improving service quality, support our position in the top 3 for NPS2 in nine of our markets and enable us to continue to attract more customers to the Group.
▶As a result, we had 180 million total customers, an 8 million increase year-on-year, and active customers grew more than 3 million, reaching 106 million.

Think Global

Contribution to Group revenue [3]

Retail	50%

Consumer	21%

CIB	13%

Wealth	7%

Payments	9%

2025 data. Year-on-year changes in constant euros.
▶In Retail, attributable profit grew 9% to EUR 7,666 million, backed by better net fee income, net loan-loss provisions, other results and provisions, and a lower tax burden, with a solid performance in net interest income and costs declining 4% in real terms.
▶The efficiency ratio improved to 39.4% and cost of risk to 0.88%. RoTE (post-AT1) was 17.7%.

▶In Consumer, attributable profit was EUR 1,741 million (+8%), driven by higher revenue, boosted by net interest income, and a lower provision recorded in Q4 2025 compared to Q4 2024 for potential complaints related to motor finance dealer commissions in the UK. This more than offset lower tax benefits following reduced electric vehicle demand.
▶The efficiency ratio stood at 40.6% and cost of risk improved to 2.10%, with RoTE (post-AT1) at 8.6%.

▶In CIB, attributable profit increased 7% to EUR 2,834 million, driven by higher revenue, supported by a rise in net interest income in Global Markets and a higher net fee income across business lines.
▶The efficiency ratio stood at 45.5%. RoTE (post-AT1) improved 1.8 pp to 19.1%.

▶In Wealth, attributable profit amounted to EUR 2,063 million, rising double digits, driven by net fee income, and the good performance of our joint ventures in Insurance and Portfolio Investments businesses.
▶The efficiency ratio improved 2.9 pp to 35.3% and RoTE (post-AT1) was 68.5%.

▶In Payments, attributable profit increased to EUR 883 million, with double-digit growth in both net interest income and net fee income and costs falling 3% in real terms, more than offsetting higher provisions due, in part, to higher activity.
▶Cost of risk was 7.91%. In PagoNxt, EBITDA margin reached 34.5% (+7.0 pp year-on-year).

1.As previously announced, Santander intends to allocate at least EUR 10 billion to shareholders through share buybacks charged against 2025 and 2026 results and against the expected capital excess. This share buyback target includes i) buybacks that are part of the existing shareholder remuneration policy; and ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The implementation of the shareholder remuneration policy and additional buybacks is subject to future corporate and regulatory decisions and approvals.
2.Net Promoter Score, internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H2 2025.
3.As % of total operating areas, excluding the Corporate Centre.

8	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Statutory income statement

Grupo Santander results

STATUTARY INCOME STATEMENT

As a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to both 2025 and 2024. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations in both periods. For further information, see the 'Significant events in the period' section of this report.

Grupo Santander. Summarized income statement
EUR million
			Change			Change
	Q4'25	Q3'25%		2025	2024	%
Net interest income	10,789	10,348	4.3	42,348	43,787	(3.3)
Net fee income[1]	3,475	3,159	10.0	12,976	12,376	4.8
Gains or losses on financial assets and liabilities and exchange differences[2]	709	621	14.2	2,362	2,211	6.8
Dividend income	156	88	77.3	715	710	0.7
Share of results of entities accounted for using the equity method	185	148	25.0	665	687	(3.2)
Other operating income/expenses (net)[3]	(151)	(39)	287.2	(396)	(1,391)	(71.5)
Total income	15,163	14,325	5.8	58,670	58,380	0.5
Operating expenses	(6,332)	(6,015)	5.3	(24,711)	(25,149)	(1.7)
Administrative expenses	(5,576)	(5,219)	6.8	(21,533)	(21,970)	(2.0)
Staff costs	(3,588)	(3,322)	8.0	(13,633)	(13,825)	(1.4)
Other general administrative expenses	(1,988)	(1,897)	4.8	(7,900)	(8,145)	(3.0)
Depreciation and amortization	(756)	(796)	(5.0)	(3,178)	(3,179)	—
Provisions or reversal of provisions	(710)	(769)	(7.7)	(2,729)	(3,465)	(21.2)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,174)	(2,848)	11.4	(12,546)	(12,136)	3.4
Impairment on other assets (net)	(63)	(41)	53.7	(251)	(624)	(59.8)
Gains or losses on non-financial assets and investments, net	22	10	120.0	—	368	(100.0)
Negative goodwill recognized in results	—	—	—	22	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	14	(5)	—	226	(27)	—
Profit or loss before tax from continuing operations	4,920	4,657	5.6	18,681	17,347	7.7
Tax expense or income from continuing operations	(1,163)	(1,193)	(2.5)	(4,723)	(4,844)	(2.5)
Profit from the period from continuing operations	3,757	3,464	8.5	13,958	12,503	11.6
Profit or loss after tax from discontinued operations	390	426	(8.5)	1,542	1,241	24.3
Profit for the period	4,147	3,890	6.6	15,500	13,744	12.8
Profit attributable to non-controlling interests	(383)	(386)	(0.8)	(1,399)	(1,170)	19.6
Profit attributable to the parent	3,764	3,504	7.4	14,101	12,574	12.1

EPS (euros)	0.24	0.23	8.0	0.91	0.77	17.3
Diluted EPS (euros)	0.24	0.22	7.9	0.90	0.77	17.2

Memorandum items:
Average total assets	1,868,353	1,833,163	1.9	1,843,112	1,803,272	2.2
Average stockholders' equity	102,984	101,598	1.4	101,497	96,744	4.9

Note: the summarized income statement groups some lines of the consolidated statutory income statement on page 61 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

January - December 2025	9

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Underlying income statement

UNDERLYING INCOME STATEMENT

Attributable profit		RoTE (post-AT1)	RoRWA
EUR 14,101 million	+12% in euros	16.3%	2.44%
	+16% in constant euros	+0.8 pp	+0.3 pp

Note: changes vs. 2024.

Since Q2 2025, in contrast to the statutory income statement, in the underlying income statement, results obtained in Poland continue to be reported line by line and disaggregated, as they were in previous quarterly disclosures given that the management of Santander Polska remained unchanged until the Poland disposal was completed in January 2026.
For the same reason, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
Results performance compared to 2024
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see the 'Alternative performance measures' section in this report.
At the Group level, exchange rates had an unfavourable year-on-year impact of 3.6 pp on total income and a favourable impact of 3.3 pp on administrative expenses and amortizations, mainly due to the depreciation of the Brazilian real and the Mexican peso.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These reclassifications between the statutory and underlying income statements include:
In 2025:
•As previously explained, in the statutory income statement, the results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line.
However, in the underlying income statement, the results from
Poland are disaggregated across the corresponding line items as they were in previous quarterly disclosures.
In 2024:
•In the statutory income statement, the results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line.
However, in the underlying income statement, the results from Poland are disaggregated across the corresponding line items as they were in previous quarterly disclosures.
•The temporary levy on revenue earned in Spain amounted to EUR 335 million in Q1 2024, which was reclassified from total income to other gains (losses) and provisions.
•The recognition of provisions to strengthen the balance sheet in Brazil, amounted to EUR 352 million gross in Q2 2024 (EUR 174 million net of tax and non-controlling interests).
Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from underlying income statement:
•In 2025, the ‘net capital gains and provisions’ line includes the following two events of the same value but opposite signs:
•A capital gain in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million, net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models, in accordance with IFRS 9 regulations.
•In 2024, there were no impacts outside the ordinary course of our business and therefore no amount was recorded under the ‘net capital gains and provisions’ line.
For further information on the reconciliation between the statutory and underlying income statements, the 'Alternative performance measures' section in this report.

Summarized underlying income statement (EUR million)
			Change				Change
	Q4'25	Q3'25%		% excl. FX	2025	2024	%	% excl. FX
Net interest income	11,538	11,100	3.9	3.2	45,354	46,668	(2.8)	0.6
Net fee income	3,650	3,327	9.7	8.8	13,661	13,010	5.0	9.0
Gains (losses) on financial transactions [1]	728	639	13.9	12.9	2,436	2,273	7.2	10.5
Other operating income	197	201	(2.0)	(2.4)	939	260	261.2	269.7
Total income	16,113	15,267	5.5	4.7	62,390	62,211	0.3	3.9
Administrative expenses and amortizations	(6,592)	(6,268)	5.2	4.4	(25,725)	(26,034)	(1.2)	2.1
Net operating income	9,521	8,999	5.8	4.9	36,665	36,177	1.3	5.1
Net loan-loss provisions	(3,302)	(2,931)	12.7	11.5	(12,411)	(12,333)	0.6	5.8
Other gains (losses) and provisions	(852)	(871)	(2.2)	(2.5)	(3,387)	(4,817)	(29.7)	(28.4)
Profit before tax	5,367	5,197	3.3	2.5	20,867	19,027	9.7	13.4
Tax on profit	(1,220)	(1,307)	(6.7)	(7.2)	(5,341)	(5,283)	1.1	4.2
Profit from continuing operations	4,147	3,890	6.6	5.7	15,526	13,744	13.0	16.9
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	4,147	3,890	6.6	5.7	15,526	13,744	13.0	16.9
Non-controlling interests	(383)	(386)	(0.8)	(1.9)	(1,425)	(1,170)	21.8	24.7
Net capital gains and provisions	—	—	—	—	—	—	—	—
Profit attributable to the parent	3,764	3,504	7.4	6.6	14,101	12,574	12.1	16.2
Underlying profit attributable to the parent [2]	3,764	3,504	7.4	6.6	14,101	12,574	12.1	16.2
1. Includes exchange differences.
2. Excludes net capital gains and provisions.

10	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Balance sheet
Grupo Santander's balance sheet
Since Q2 2025, as a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the Group’s consolidated balance sheet the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to balance sheets from 30 June 2025 onwards and does not affect prior periods, which therefore limits the comparability of the balance sheets presented below.

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Dec-25	Dec-24	Absolute	%	Dec-23
Cash, cash balances at central banks and other demand deposits	152,281	192,208	(39,927)	(20.8)	220,342
Financial assets held for trading	252,318	230,253	22,065	9.6	176,921
Debt securities	98,568	82,646	15,922	19.3	62,124
Equity instruments	22,030	16,636	5,394	32.4	15,057
Loans and advances to customers	32,766	26,591	6,175	23.2	11,634
Loans and advances to central banks and credit institutions	40,599	40,280	319	0.8	31,778
Derivatives	58,355	64,100	(5,745)	(9.0)	56,328
Financial assets designated at fair value through profit or loss[1]	15,807	14,045	1,762	12.5	15,683
Loans and advances to customers	6,440	5,652	788	13.9	7,201
Loans and advances to central banks and credit institutions	413	408	5	1.2	459
Other (debt securities an equity instruments)	8,954	7,985	969	12.1	8,023
Financial assets at fair value through other comprehensive income	74,612	89,898	(15,286)	(17.0)	83,308
Debt securities	58,305	76,558	(18,253)	(23.8)	73,565
Equity instruments	2,281	2,193	88	4.0	1,761
Loans and advances to customers	12,906	10,784	2,122	19.7	7,669
Loans and advances to central banks and credit institutions	1,120	363	757	208.5	313
Financial assets measured at amortized cost	1,202,689	1,203,707	(1,018)	(0.1)	1,191,403
Debt securities	140,014	120,949	19,065	15.8	103,559
Loans and advances to customers	985,176	1,011,042	(25,866)	(2.6)	1,009,845
Loans and advances to central banks and credit institutions	77,499	71,716	5,783	8.1	77,999
Investments in subsidiaries, joint ventures and associates	7,052	7,277	(225)	(3.1)	7,646
Tangible assets	27,438	32,087	(4,649)	(14.5)	33,882
Intangible assets	17,308	19,259	(1,951)	(10.1)	19,871
Goodwill	11,958	13,438	(1,480)	(11.0)	14,017
Other intangible assets	5,350	5,821	(471)	(8.1)	5,854
Non-current asset held for sale	75,011	4,002	71,009	—	3,014
Other assets[2]	42,999	44,345	(1,346)	(3.0)	44,992
Total assets	1,867,515	1,837,081	30,434	1.7	1,797,062

Liabilities and shareholders' equity
Financial liabilities held for trading	171,546	152,151	19,395	12.7	122,270
Customer deposits	36,120	18,984	17,136	90.3	19,837
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	39,443	39,584	(141)	(0.4)	25,670
Derivatives	51,968	57,753	(5,785)	(10.0)	50,589
Other	44,015	35,830	8,185	22.8	26,174
Financial liabilities designated at fair value through profit or loss	42,148	36,360	5,788	15.9	40,367
Customer deposits	25,930	25,407	523	2.1	32,052
Debt securities issued	11,686	7,554	4,132	54.7	5,371
Deposits by central banks and credit institutions	4,510	3,399	1,111	32.7	2,944
Other	22	—	22	—	—
Financial liabilities measured at amortized cost	1,421,184	1,484,322	(63,138)	(4.3)	1,468,703
Customer deposits	979,150	1,011,545	(32,395)	(3.2)	995,280
Debt securities issued	312,704	317,967	(5,263)	(1.7)	303,208
Deposits by central banks and credit institutions	93,234	114,894	(21,660)	(18.9)	130,028
Other	36,096	39,916	(3,820)	(9.6)	40,187
Liabilities under insurance contracts	18,737	17,829	908	5.1	17,799
Provisions	8,355	8,407	(52)	(0.6)	8,441
Liabilities associated with non-current assets held for sale	62,995	—	62,995	—	—
Other liabilities[3]	29,802	30,685	(883)	(2.9)	35,241
Total liabilities	1,754,767	1,729,754	25,013	1.4	1,692,821
Shareholders' equity	141,144	135,196	5,948	4.4	130,443
Capital stock	7,345	7,576	(231)	(3.0)	8,092
Reserves (including treasury stock)[4]	121,396	116,578	4,818	4.1	112,573
Profit attributable to the Group	14,101	12,574	1,527	12.1	11,076
Less: dividends	(1,698)	(1,532)	(166)	10.8	(1,298)
Other comprehensive income	(37,974)	(36,595)	(1,379)	3.8	(35,020)
Minority interests	9,578	8,726	852	9.8	8,818
Total equity	112,748	107,327	5,421	5.1	104,241
Total liabilities and equity	1,867,515	1,837,081	30,434	1.7	1,797,062

Note: the condensed balance sheet groups some lines of the consolidated balance sheet on pages 59 and 60 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; and ‘Other assets’.
3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; and ‘Other liabilities‘.
4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

January - December 2025	11

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Balance sheet

Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
EUR 1,024 billion		+2% QoQ	EUR 1,262 billion		+3% QoQ
		+4% YoY			+6% YoY

By business (% YoY):			By product (% YoY):
Retail	Consumer	CIB	Demand	Time	Mutual funds
+1%	+2%	+15%	+4%	+7%	+14%

Note: changes in constant euros. Includes Poland.

Loans and advances to customers stood at EUR 1,037,288 million as at end December 2025, reflecting a 1% increase quarter-on-quarter and a 2% decrease year-on-year. The year-on-year comparison was affected by the Poland disposal as, in accordance with IFRS 5 requirements and only from 30 June 2025 onwards, the assets related to the Poland disposal are aggregated under the 'non-current assets held for sale' line, without affecting assets from previous periods.
For the purpose of analysing traditional banking loans, the Group uses gross loans and advances to customers excluding reverse repos. We continue to analyse gross loans and advances to customers excluding reverse repos including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. As at end December 2025, gross loans and advances to customers excluding reverse repos, including Poland, totalled EUR 1,024,191 million.
Customer deposits amounted to EUR 1,041,200 million as at end December 2025, up 1% quarter-on-quarter and down 1% year-on-year. This year-on-year comparison was also affected by the Poland disposal as, in accordance with IFRS 5 requirements and only from 30 June 2025 onwards, the liabilities related to the Poland disposal are aggregated under the 'liabilities associated with non-current assets held for sale' line, without affecting liabilities from previous periods.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds. We continue to analyse customer funds including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. As at end December 2025, they amounted to EUR 1,262,315 million.

Gross loans and advances to customers (excl. reverse repos)
EUR billion. Including Poland

+1%	1
Dec-25 / Dec-24

1. In constant euros: +4%.

Customer funds
EUR billion. Including Poland

+4%	[1][a]

+13%

+2%

•Total
•Mutual funds
•Deposits excl. repos

Dec-25 / Dec-24

1. In constant euros: +6%.

Gross loans and advances to customers (excl. reverse repos)
% operating areas. December 2025. Including Poland

Customer funds
% operating areas. December 2025. Including Poland

12	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Solvency ratios
Solvency ratios

Phased-in capital ratio[1]	CET1 ratio[1]
	Attributable profit	+59 bps
	Capital distribution[2]	-32 bps

Value creation
	TNAVps	€5.76
	TNAVps + Cash DPS	+14% YoY

Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

Eligible capital (phased-in)[1]. Consolidated
EUR million
			Change
	Dec-25	Dec-24	Absolute	%	Dec-23
Capital stock and reserves	128,798	124,263	4,535	3.6	121,185
Attributable profit	14,101	12,574	1,527	12.1	11,076
Dividends	(3,525)	(3,144)	(382)	12.1	(2,769)
Other retained earnings	(40,445)	(38,323)	(2,122)	5.5	(34,484)
Minority interests	9,037	8,479	558	6.6	6,899
Goodwill and intangible assets	(15,037)	(15,957)	920	(5.8)	(17,220)
Other deductions	(8,190)	(8,092)	(97)	1.2	(7,946)
CET1	84,739	79,800	4,940	6.2	76,741
Preferred shares and other eligible tier 1	9,645	10,371	(725)	(7.0)	9,002
Tier 1	94,385	90,170	4,214	4.7	85,742
Generic funds and eligible tier 2 instruments	17,460	18,418	(958)	(5.2)	16,497
Eligible capital	111,845	108,589	3,256	3.0	102,240
Risk-weighted assets	629,430	624,503	4,927	0.8	623,731

CET1 capital ratio	13.5	12.8	0.7		12.3
Tier 1 capital ratio	15.0	14.4	0.6		13.7
Total capital ratio	17.8	17.4	0.4		16.4

CET1 ratio performance
%
Note: phased-in ratios are calculated in accordance with the transitory treatment of the CRR.
1.They do not include any expected impacts from the recently announced inorganic transactions.
2.Capital distribution includes deduction for the accrual of shareholder remuneration and AT1 costs. Our current ordinary shareholder remuneration policy is to distribute approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), distributed approximately 50% in cash dividend and 50% in share buybacks. Execution of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
3.Business RWA change net of risk transfer initiatives.
4.Dec-25 pro forma CET1 ratio considering the impacts from inorganic transactions announced during 2025 and the additional share buyback: i) c.+95 bps from Poland disposal, already completed on 9 January 2026; ii) c.-55 bps related to €3.2bn additional share buyback to distribute approx. 50% of CET1 capital generated following the completion of the Poland disposal; and iii) c.-50 bps expected following the completion of the TSB acquisition. For more information, see the 'Significant events in the period' section in this report.

January - December 2025	13

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Risk management

Risk management

Credit risk			Market risk
Cost of risk	NPL ratio	NPL coverage ratio	Average VaR
1.15%	2.91%	66%	Q4'25	EUR 16 million	+EUR 1 mn vs. Q3'25
+2 bps vs. Sep-25	-1 bp vs. Sep-25	-1 pp vs. Sep-25

In accordance with IFRS 5 requirements, business subject to the Poland disposal has been classified as 'non-current assets/liabilities held for sale' and the results have been reported under 'discontinued operations' since June 2025.
However, given that until the Poland disposal was completed in January 2026, the management of Santander Polska remained unchanged, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.
Credit risk

Key risk metrics
	Net loan-loss provisions [1]				Cost of risk (%) [2]			NPL ratio (%)			NPL coverage ratio (%)
	Q4'25	2025	Chg (%) / 2024	Chg (%) / Q3'25	Dec-25	Chg (bps) / Dec-24	Chg (bps) / Sep-25	Dec-25	Chg (bps) / Dec-24	Chg (bps) / Sep-25	Dec-25	Chg (pp) / Dec-24	Chg (pp) / Sep-25
Retail	1,311	5,416	(2.2)	1.3	0.88	(5)	(1)	2.97	(21)	(3)	61	2	(1)
Consumer	1,313	4,457	1.4	21.9	2.10	(7)	3	5.32	24	3	71	(2)	(1)
CIB	124	291	70.9	52.9	0.15	5	5	0.69	(14)	(1)	48	9	2
Wealth	11	22	(49.7)	—	0.09	(10)	(3)	0.86	(8)	(5)	71	0	3
Payments	542	2,027	27.7	3.9	7.91	55	19	6.35	115	81	127	(11)	(9)
TOTAL GROUP	3,302	12,411	5.8	11.5	1.15	0	2	2.91	(14)	(1)	66	2	(1)
For more information, please see the 'Alternative performance measures' section.

NPL coverage ratio by stage
EUR billion
	Exposure[3]			NPL coverage[4]
	Dec-25	Sep-25	Dec-24	Dec-25	Sep-25	Dec-24
Stage 1	1,018	1,005	1,002	0.3%	0.3%	0.4%
Stage 2	90	86	88	5.6%	4.9%	5.6%
Stage 3	34	34	35	41.9%	42.4%	40.6%

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q4'25	QoQ	YoY
Balance at beginning of period	34,048	2.0	(4.7)
Net additions	3,961	12.0	40.5
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	(47)	—	—
Write-offs	(3,569)	19.4	5.2
Balance at period-end	34,393	1.0	(2.5)

Loan-loss allowances	22,869	0.1	0.1
For impaired assets	14,398	(0.2)	0.7
For other assets	8,471	0.6	(0.7)

1.Figures in EUR million and % change in constant euros.
2.Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
3.Exposure subject to impairment. Additionally, in December 2025 there were EUR 39 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 43 billion in September 2025 and EUR 32 billion in December 2024).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.
4.Total loan-loss reserves in each stage / exposure subject to impairment in each stage.

14	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Risk management

Market risk

Trading portfolios[1]. VaR by region
EUR million
	2025		2024
Q4	Average	Last	Average

Total	16.2	18.7	18.4
Europe	14.4	13.2	14.0
North America	5.6	5.5	6.2
South America	5.9	5.8	9.2

Trading portfolios[1]. VaR by market factor
EUR million
Q4 2025	Min.	Avg.	Max.	Last
VaR total	13.0	16.2	19.9	18.7
Diversification effect	(11.1)	(16.6)	(28.2)	(17.7)
Interest rate VaR[2]	11.2	14.0	18.4	15.3
Equity VaR	4.5	6.9	9.9	8.1
FX VaR	3.3	5.7	10.5	6.3
Credit spreads VaR[2]	4.1	4.8	6.2	4.8
Commodities VaR	1.0	1.4	3.1	1.9

Trading portfolios[1]. VaR performance
EUR million

1.Activity in Santander Corporate & Investment Banking markets.
2.In the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not material and is included in the interest rate factor.

January - December 2025	15

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Santander share
The Santander share

The Santander share			1st	Bank in the eurozone by market capitalization
31 December 2025
			EUR	147,921
Shares and trading data				million [1]
Shares (number)	14,689,319,502
1. After cancelling the shares carried out on 30 December 2025 from the first share buyback programme against 2025 results. Without taking into account the cancellation of these shares, market capitalization of EUR 149,895 million.

Average daily turnover (number of shares)	29,696,669
Share liquidity (%)	51
(Annualized number of shares traded during the period / number of shares)		Share price

		START 31/12/2024		END 31/12/2025
		€4.465		€10.070
Stock market indicators
Price / Tangible book value (X)	1.75
P/E ratio (X)	11.12	Maximum 30/12/2025		Minimum 02/01/2025
Free float (%)	99.92	€10.156		€4.255

Comparative share performance

Share capital distribution by geographic area
31 December 2025
The Americas	Europe	Other
28.29%	70.38%	1.33%

Source: data obtained from the aggregation of Banco Santander, S.A. Shareholder Register.

Share capital distribution by type of shareholder
31 December 2025

Institutions
64.52%

Board *
1.33%

Retail
34.15%

* Shares owned or represented by directors.

16	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index

FINANCIAL INFORMATION BY SEGMENT
Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The Group's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. We prepare the financial information by aggregating the figures for Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
Main changes to the composition of Santander's segments in 2025
The main changes, which we announced in the Q1 2025 results publications and that we are applying to the management information for all periods included in these consolidated financial statements, are as follows:
•To better align reporting with the changes to the management structure in Wealth Management & Insurance, investment platforms (Investment Platforms Unit) and certain stakes in companies, mainly in the real estate sector, that were previously recorded in Retail & Commercial Banking or Corporate & Investment Banking have been incorporated into Wealth Management & Insurance. We have therefore incorporated a new vertical, Portfolio Investments, focusing on the management of said investment platforms and stakes that complement Wealth's traditional business, enhancing the product and service offering for our clients.
•Some profit sharing criteria between Retail & Commercial Banking and Cards have been improved, aligning criteria across the Group.
•Additionally, we completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail & Commercial Banking and Corporate & Investment Banking and between Retail & Commercial Banking and Wealth Management & Insurance.
•In secondary segments, as part of our transformation strategy and after a year with our five global businesses in full operation, the board of directors approved the dissolution of the regional structures, having fulfilled their mission to support the transition to the global operating model. As a result, we no longer report regional information and the secondary segments are structured into the 10 main units (nine countries and DCB Europe), the Corporate Centre and ‘Rest of the Group’, which includes everything that is not already included in the mentioned units.
None of the changes described above impact the Group's reported global figures in the consolidated financial statements.
Composition of Santander's segments
Primary segments
This primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre. The global businesses are:
Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance and the cards businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided on Europe (DCB Europe) and the US (DCB US).
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and the unit that manages the investment platforms and stakes that complement Wealth's traditional business (the new vertical, Portfolio Investments).
Payments: comprises the Group's digital payments solutions, providing global technological solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where we operate).

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Secondary segments
Following the dissolution of the regional management structures at the beginning of 2025, this secondary level includes our main geographical units. Detailed financial information is provided on Spain, the UK, Portugal, Poland, DCB Europe, which includes Santander Consumer Finance (the entire consumer finance business in Europe), Openbank in Europe and ODS, the US, which includes the holding company (SHUSA) and the businesses of Santander Bank (SBNA), Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap), Mexico, Brazil, Chile and Argentina. Information is also provided on the Corporate Centre and ‘Rest of the Group’, which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

The Corporate Centre includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The results of our segments included in this section are presented only on an underlying basis in accordance with IFRS 8. Therefore, the following information, at both the Group and the primary and secondary segment levels (which are only presented on an underlying basis), includes Poland's results reported line by line as they were in previous quarterly disclosures, given that the management of Santander Polska remained unchanged until the Poland disposal was completed in January 2026. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures. For the same reason, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
The results of our segments presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see methodology in the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

18	January - December 2025

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January-December 2025
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	26,409	4,784	31,216	18,902	11,167	7,666
Digital Consumer Bank	11,036	1,479	13,015	7,728	2,566	1,741
Corporate & Investment Banking	4,047	2,713	8,488	4,622	4,210	2,834
Wealth Management & Insurance	1,445	1,703	4,239	2,742	2,713	2,063
Payments	2,907	3,008	6,013	3,654	1,486	883
PagoNxt	167	1,059	1,373	235	134	96
Cards	2,740	1,949	4,640	3,419	1,353	787
Corporate Centre	(490)	(27)	(581)	(983)	(1,275)	(1,085)
TOTAL GROUP	45,354	13,661	62,390	36,665	20,867	14,101

Secondary segments
Spain	7,305	3,022	11,990	7,706	6,083	4,272
UK	5,008	369	5,280	2,509	1,794	1,307
Portugal	1,346	506	1,959	1,411	1,417	1,010
Poland	2,953	733	3,724	2,687	1,930	949
DCB Europe	4,685	804	5,925	3,314	1,398	772
US	5,888	1,328	7,929	4,116	1,748	1,541
Mexico	4,554	1,454	6,305	3,685	2,336	1,705
Brazil	9,380	3,193	12,602	8,493	3,224	2,168
Chile	1,917	582	2,714	1,802	1,232	729
Argentina	1,727	788	2,235	1,271	650	433
Corporate Centre	(490)	(27)	(581)	(983)	(1,275)	(1,085)
Rest of the Group	1,080	908	2,309	654	329	300
TOTAL GROUP	45,354	13,661	62,390	36,665	20,867	14,101

Underlying profit attributable to the parent distribution[1]
2025

1. As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. 2025
EUR million. % change YoY

Var	Var[2]
+6%	+9%
+5%	+8%
+3%	+7%
+23%	+27%
+119%	+155%

2. Changes in constant euros.

January - December 2025	19

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January-December 2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	27,937	4,707	32,374	19,578	10,857	7,247
Digital Consumer Bank	10,777	1,508	12,912	7,729	2,228	1,659
Corporate & Investment Banking	3,988	2,548	8,338	4,544	4,019	2,747
Wealth Management & Insurance	1,706	1,497	3,803	2,351	2,284	1,671
Payments	2,567	2,759	5,459	3,030	955	404
PagoNxt	132	958	1,240	80	(233)	(299)
Cards	2,436	1,801	4,220	2,950	1,188	703
Corporate Centre	(308)	(11)	(676)	(1,055)	(1,317)	(1,154)
TOTAL GROUP	46,668	13,010	62,211	36,177	19,027	12,574

Secondary segments
Spain	7,256	2,867	11,974	7,703	5,440	3,762
UK	4,950	283	5,216	2,299	1,794	1,306
Portugal	1,548	467	2,100	1,553	1,481	1,001
Poland	2,844	674	3,555	2,591	1,650	800
DCB Europe	4,361	902	5,679	3,075	1,131	642
US	5,693	1,152	7,580	3,750	1,053	1,109
Mexico	4,631	1,385	6,278	3,613	2,274	1,671
Brazil	10,121	3,414	13,536	9,184	3,830	2,422
Chile	1,822	551	2,592	1,659	1,111	629
Argentina	2,919	602	2,487	1,465	827	665
Corporate Centre	(308)	(11)	(676)	(1,055)	(1,317)	(1,154)
Rest of the Group	832	723	1,888	341	(248)	(280)
TOTAL GROUP	46,668	13,010	62,211	36,177	19,027	12,574

20	January - December 2025

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Primary segments

Segments information
Primary segments

RETAIL & COMMERCIAL BANKING						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	6,639	3.2	2.5	26,409	(5.5)	(2.2)
Net fee income	1,255	10.8	9.6	4,784	1.6	6.1
Gains (losses) on financial transactions [1]	145	(15.4)	(16.0)	617	(16.4)	(15.0)
Other operating income	(160)	47.7	46.2	(594)	(41.1)	(39.8)
Total income	7,879	3.3	2.5	31,216	(3.6)	(0.1)
Administrative expenses and amortizations	(3,154)	6.2	5.4	(12,314)	(3.8)	0.0
Net operating income	4,725	1.5	0.7	18,902	(3.4)	(0.2)
Net loan-loss provisions	(1,311)	2.8	1.3	(5,416)	(7.3)	(2.2)
Other gains (losses) and provisions	(603)	22.6	21.6	(2,320)	(19.3)	(17.5)
Profit before tax	2,811	(2.7)	(3.1)	11,167	2.9	5.4
Tax on profit	(633)	(11.8)	(12.0)	(2,812)	(8.9)	(7.0)
Profit from continuing operations	2,178	0.4	(0.2)	8,354	7.5	10.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	2,178	0.4	(0.2)	8,354	7.5	10.3
Non-controlling interests	(183)	(2.1)	(3.2)	(689)	32.0	33.8
Underlying attributable profit to the parent	1,995	0.6	0.1	7,666	5.8	8.6

Balance sheet and activity metrics
Loans and advances to customers	604,870	0.6	0.4	604,870	(0.7)	1.9
Customer deposits	674,133	2.6	2.5	674,133	2.0	4.0

Memorandum items:
Gross loans and advances to customers ²	600,686	0.6	0.4	600,686	(1.4)	1.0
Customer funds	777,742	2.4	2.4	777,742	3.9	5.6
Customer deposits ³	662,388	2.3	2.3	662,388	2.0	4.0
Mutual funds	115,354	3.1	2.9	115,354	15.8	16.2
Risk-weighted assets	294,948	(0.4)		294,948	2.1

Ratios (%), employees and customers
RoTE	18.8	(0.3)		18.5	(0.5)
RoTE (post-AT1)	18.1	(0.3)		17.7	(0.4)
Efficiency ratio	40.0	1.1		39.4	(0.1)
NPL ratio	2.97	(0.03)		2.97	(0.21)
NPL coverage ratio	61	(1)		61	2
Number of employees	123,836	(1.4)		123,836	(5.9)
Number of total customers (thousands)	153,134	0.9		153,134	4.1
Number of active customers (thousands)	81,045	0.5		81,045	2.5

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2025	21

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Primary segments

Retail Spain				Q
EUR million
		/ Q3'25		/ 2024
Underlying income statement	Q4'25%		2025	%
Net interest income	1,439	(0.3)	5,796	(1.2)
Net fee income	257	(0.6)	1,076	0.2
Total income	1,708	(1.8)	7,007	(0.9)
Administrative expenses and amortizations	(572)	2.6	(2,268)	(0.9)
Net operating income	1,136	(3.8)	4,739	(0.9)
Net loan-loss provisions	(231)	0.3	(996)	(8.8)
Profit before tax	803	0.3	3,250	16.2

Balance sheet and activity metrics
Loans and advances to customers	152,013	(0.3)	152,013	0.6
Customer deposits	230,850	1.2	230,850	3.9

Memorandum items:
Gross loans and advances to customers [1]	154,764	(0.3)	154,764	0.1
Customer funds	281,486	1.7	281,486	5.7
Customer deposits [2]	230,850	1.2	230,850	3.9
Mutual funds	50,636	3.9	50,636	14.7

1. Excluding reverse repos.
2. Excluding repos.

Retail UK						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,178	2.3	3.1	4,728	1.2	2.4
Net fee income	34	274.8	275.8	50	—	—
Total income	1,197	4.4	5.3	4,681	1.4	2.6
Administrative expenses and amortizations	(603)	1.7	2.6	(2,463)	(5.3)	(4.2)
Net operating income	593	7.4	8.2	2,218	10.0	11.3
Net loan-loss provisions	(46)	—	—	(122)	789.4	800.1
Profit before tax	437	(10.6)	(9.5)	1,603	0.2	1.4

Balance sheet and activity metrics
Loans and advances to customers	235,994	0.6	0.6	235,994	(1.6)	3.6
Customer deposits	215,695	2.2	2.2	215,695	(1.6)	3.5

Memorandum items:
Gross loans and advances to customers [1]	221,464	0.7	0.7	221,464	(3.6)	1.5
Customer funds	215,472	1.7	1.8	215,472	(1.1)	4.1
Customer deposits [2]	209,427	1.7	1.8	209,427	(1.1)	4.1
Mutual funds	6,046	2.1	2.2	6,046	0.0	5.3

1. Excluding reverse repos.
2. Excluding repos.

22	January - December 2025

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Primary segments

Retail Mexico						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	787	3.4	1.2	3,041	(3.0)	6.5
Net fee income	196	9.9	7.7	723	3.4	13.5
Total income	1,000	7.2	5.0	3,719	(1.3)	8.4
Administrative expenses and amortizations	(478)	18.1	15.9	(1,669)	(5.0)	4.3
Net operating income	522	(1.1)	(3.3)	2,049	1.9	11.9
Net loan-loss provisions	(165)	(6.0)	(8.0)	(626)	(4.4)	5.1
Profit before tax	338	(0.3)	(2.5)	1,354	2.7	12.8

Balance sheet and activity metrics
Loans and advances to customers	32,588	2.7	0.8	32,588	5.2	3.1
Customer deposits	42,799	12.2	10.2	42,799	12.5	10.2

Memorandum items:
Gross loans and advances to customers [1]	33,375	2.5	0.6	33,375	5.2	3.1
Customer funds	54,278	6.1	4.2	54,278	12.6	10.3
Customer deposits [2]	38,864	8.2	6.2	38,864	10.3	8.1
Mutual funds	15,414	1.2	(0.7)	15,414	18.8	16.4

1. Excluding reverse repos.
2. Excluding repos.

Retail Brazil						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,468	1.1	(0.4)	5,957	(12.3)	(4.9)
Net fee income	358	13.8	12.1	1,364	(10.9)	(3.3)
Total income	1,770	2.9	1.4	7,146	(13.1)	(5.7)
Administrative expenses and amortizations	(744)	5.1	3.5	(2,938)	(6.8)	1.1
Net operating income	1,025	1.5	(0.1)	4,209	(17.0)	(9.9)
Net loan-loss provisions	(619)	2.7	1.0	(2,653)	(10.8)	(3.2)
Profit before tax	180	(26.2)	(27.1)	813	(39.9)	(34.7)

Balance sheet and activity metrics
Loans and advances to customers	50,883	(2.1)	1.1	50,883	(4.4)	(4.0)
Customer deposits	58,286	(1.5)	1.7	58,286	6.6	7.1

Memorandum items:
Gross loans and advances to customers [1]	54,571	(2.3)	0.9	54,571	(3.7)	(3.2)
Customer funds	80,749	(0.1)	3.2	80,749	10.6	11.1
Customer deposits [2]	58,241	0.4	3.7	58,241	8.1	8.6
Mutual funds	22,508	(1.4)	1.8	22,508	17.7	18.2

1. Excluding reverse repos.
2. Excluding repos.

January - December 2025	23

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Primary segments

DIGITAL CONSUMER BANK						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	2,769	0.2	(0.3)	11,036	2.4	5.4
Net fee income	418	10.2	9.6	1,479	(2.0)	0.4
Gains (losses) on financial transactions [1]	31	—	—	(11)	168.4	126.4
Other operating income	129	9.4	8.6	511	(19.0)	(17.0)
Total income	3,348	3.3	2.7	13,015	0.8	3.6
Administrative expenses and amortizations	(1,338)	4.1	3.5	(5,287)	2.0	4.4
Net operating income	2,010	2.8	2.2	7,728	0.0	3.1
Net loan-loss provisions	(1,313)	22.8	21.9	(4,457)	(2.3)	1.4
Other gains (losses) and provisions	(383)	318.9	314.5	(704)	(25.0)	(23.8)
Profit before tax	314	(60.5)	(60.2)	2,566	15.2	18.2
Tax on profit	(35)	(80.2)	(80.2)	(489)	66.2	69.4
Profit from continuing operations	279	(54.9)	(54.6)	2,077	7.4	10.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	279	(54.9)	(54.6)	2,077	7.4	10.4
Non-controlling interests	(99)	(2.4)	(2.5)	(336)	22.1	23.5
Underlying attributable profit to the parent	180	(65.2)	(64.6)	1,741	4.9	8.2

Balance sheet and activity metrics
Loans and advances to customers	203,857	0.4	0.6	203,857	(1.6)	1.7
Customer deposits	129,946	2.2	2.3	129,946	0.8	5.3

Memorandum items:
Gross loans and advances to customers ²	211,894	0.4	0.5	211,894	(1.5)	1.9
Customer funds	138,999	2.1	2.2	138,999	1.4	6.0
Customer deposits ³	129,909	2.2	2.3	129,909	0.8	5.3
Mutual funds	9,089	1.5	1.6	9,089	11.0	17.1
Risk-weighted assets	155,664	(0.6)		155,664	3.0

Ratios (%), employees and customers
RoTE	4.0	(7.1)		9.4	(0.4)
RoTE (post-AT1)	3.0	(7.2)		8.6	(0.3)
Efficiency ratio	40.0	0.3		40.6	0.5
NPL ratio	5.32	0.03		5.32	0.24
NPL coverage ratio	71	(1)		71	(2)
Number of employees	30,751	(2.3)		30,751	2.8
Number of total customers (thousands)	26,709	2.0		26,709	6.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

24	January - December 2025

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Primary segments

DCB Europe						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,212	0.5	0.4	4,685	7.4	7.5
Net fee income	234	17.8	17.8	804	(10.9)	(10.8)
Total income	1,595	6.1	6.0	5,925	4.3	4.4
Administrative expenses and amortizations	(633)	(2.9)	(2.9)	(2,611)	0.3	0.4
Net operating income	962	12.9	12.9	3,314	7.8	7.9
Net loan-loss provisions	(436)	42.0	41.9	(1,363)	12.7	12.9
Profit before tax	185	(61.8)	(61.7)	1,398	23.6	23.4

Balance sheet and activity metrics
Loans and advances to customers	139,322	0.9	1.0	139,322	1.7	2.1
Customer deposits	82,359	1.0	1.0	82,359	1.2	1.3

Memorandum items:
Gross loans and advances to customers [1]	142,477	0.9	1.0	142,477	1.8	2.3
Customer funds	87,559	1.0	1.1	87,559	2.0	2.0
Customer deposits [2]	82,359	1.0	1.0	82,359	1.2	1.3
Mutual funds	5,200	2.0	2.0	5,200	15.6	15.6
1. Excluding reverse repos.
2. Excluding repos.

DCB US						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,100	(2.8)	(3.2)	4,581	(1.5)	2.8
Net fee income	78	(9.6)	(9.7)	339	11.8	16.6
Total income	1,209	(1.9)	(2.4)	5,072	(4.2)	(0.1)
Administrative expenses and amortizations	(543)	7.7	6.8	(2,141)	(0.8)	3.5
Net operating income	666	(8.6)	(8.8)	2,931	(6.6)	(2.6)
Net loan-loss provisions	(609)	12.6	12.1	(2,140)	(13.2)	(9.5)
Profit before tax	30	(81.8)	(79.0)	699	26.9	32.4

Balance sheet and activity metrics
Loans and advances to customers	43,887	(2.7)	(2.5)	43,887	(16.0)	(5.0)
Customer deposits	46,481	3.5	3.7	46,481	(2.3)	10.5

Memorandum items:
Gross loans and advances to customers [1]	47,402	(2.6)	(2.4)	47,402	(15.8)	(4.7)
Customer funds	50,333	3.3	3.5	50,333	(1.8)	11.2
Customer deposits [2]	46,444	3.5	3.7	46,444	(2.3)	10.5
Mutual funds	3,889	0.9	1.1	3,889	5.4	19.3

1. Excluding reverse repos.
2. Excluding repos.

January - December 2025	25

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

CORPORATE & INVESTMENT BANKING						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,099	11.8	10.8	4,047	1.5	5.7
Net fee income	736	17.9	17.1	2,713	6.4	9.3
Gains (losses) on financial transactions [1]	223	(37.7)	(38.1)	1,358	(16.7)	(14.3)
Other operating income	57	1.4	1.6	370	114.9	111.6
Total income	2,114	4.7	3.8	8,488	1.8	5.2
Administrative expenses and amortizations	(1,006)	5.1	4.3	(3,866)	1.9	5.1
Net operating income	1,108	4.3	3.3	4,622	1.7	5.3
Net loan-loss provisions	(124)	52.9	52.9	(291)	70.3	70.9
Other gains (losses) and provisions	(11)	(82.4)	(82.7)	(121)	(65.8)	(65.2)
Profit before tax	973	5.8	4.6	4,210	4.7	8.7
Tax on profit	(253)	4.7	3.4	(1,171)	9.6	14.0
Profit from continuing operations	720	6.2	5.1	3,039	3.0	6.8
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	720	6.2	5.1	3,039	3.0	6.8
Non-controlling interests	(54)	22.6	20.2	(205)	0.2	4.9
Underlying attributable profit to the parent	666	5.1	4.0	2,834	3.2	6.9

Balance sheet and activity metrics
Loans and advances to customers	210,245	2.0	2.0	210,245	13.7	18.3
Customer deposits	224,981	(1.2)	(1.0)	224,981	11.2	15.2

Memorandum items:
Gross loans and advances to customers ²	151,894	7.2	7.2	151,894	11.1	15.0
Customer funds	152,903	2.9	3.3	152,903	1.4	3.8
Customer deposits ³	140,438	5.0	5.1	140,438	2.8	5.4
Mutual funds	12,465	(15.6)	(13.5)	12,465	(11.3)	(10.8)
Risk-weighted assets	109,153	0.9		109,153	(11.0)

Ratios (%) and employees
RoTE	18.1	0.1		19.8	1.8
RoTE (post-AT1)	17.4	0.0		19.1	1.8
Efficiency ratio	47.6	0.2		45.5	0.0
NPL ratio	0.69	(0.01)		0.69	(0.14)
NPL coverage ratio	48	2		48	9
Number of employees	14,009	2.1		14,009	4.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

26	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

WEALTH MANAGEMENT & INSURANCE						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	366	4.3	3.9	1,445	(15.3)	(13.7)
Net fee income	446	7.5	6.8	1,703	13.8	16.8
Gains (losses) on financial transactions [1]	229	125.9	124.6	512	99.6	104.5
Other operating income	152	2.8	1.9	579	68.6	78.8
Total income	1,193	17.6	16.8	4,239	11.4	14.3
Administrative expenses and amortizations	(402)	9.2	8.6	(1,497)	3.1	6.0
Net operating income	790	22.3	21.5	2,742	16.6	19.5
Net loan-loss provisions	(11)	—	—	(22)	(49.8)	(49.7)
Other gains (losses) and provisions	9	—	—	(7)	(69.2)	(68.9)
Profit before tax	788	21.0	20.2	2,713	18.8	21.7
Tax on profit	(141)	2.8	2.2	(555)	4.0	5.9
Profit from continuing operations	647	25.9	25.0	2,158	23.3	26.6
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	647	25.9	25.0	2,158	23.3	26.6
Non-controlling interests	(23)	1.0	(0.5)	(95)	20.3	23.2
Underlying attributable profit to the parent	624	27.0	26.2	2,063	23.4	26.7

Balance sheet and activity metrics
Loans and advances to customers	26,585	3.8	3.7	26,585	8.4	13.4
Customer deposits	63,964	0.7	0.5	63,964	4.3	6.8

Memorandum items:
Gross loans and advances to customers ²	26,749	3.8	3.7	26,749	8.3	13.3
Customer funds	189,870	3.2	3.3	189,870	10.2	12.4
Customer deposits ³	62,888	0.6	0.3	62,888	4.1	6.7
Mutual funds	126,982	4.6	4.8	126,982	13.5	15.4
Risk-weighted assets	19,027	7.9		19,027	56.9
Assets under management	558,403	4.2	4.4	558,403	12.3	14.1
Gross written premiums	2,460	(8.4)	(9.2)	10,745	(1.2)	4.3

Ratios (%), employees and customers
RoTE	75.8	11.6		69.2	(8.4)
RoTE (post-AT1)	75.1	11.5		68.5	(8.4)
Efficiency ratio	33.7	(2.6)		35.3	(2.9)
NPL ratio	0.86	(0.05)		0.86	(0.08)
NPL coverage ratio	71	3		71	0
Number of employees	7,531	(1.0)		7,531	(2.3)
Number of Private Banking customers (thousands)	314	1.4		314	5.1

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2025	27

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

PAYMENTS						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	791	12.3	10.7	2,907	13.2	21.4
Net fee income	799	2.3	1.4	3,008	9.0	14.8
Gains (losses) on financial transactions [1]	47	150.0	147.2	44	(28.1)	(21.8)
Other operating income	5	(79.8)	(79.5)	55	(24.2)	(27.6)
Total income	1,643	7.4	6.1	6,013	10.1	16.9
Administrative expenses and amortizations	(575)	(1.8)	(2.5)	(2,360)	(2.9)	0.6
Net operating income	1,068	13.0	11.5	3,654	20.6	30.5
Net loan-loss provisions	(542)	5.5	3.9	(2,027)	18.3	27.7
Other gains (losses) and provisions	(25)	(37.0)	(37.0)	(140)	(61.1)	(60.7)
Profit before tax	501	28.0	26.2	1,486	55.6	73.6
Tax on profit	(152)	11.2	9.7	(503)	8.9	18.1
Profit from continuing operations	349	37.0	35.1	984	99.3	128.5
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	349	37.0	35.1	984	99.3	128.5
Non-controlling interests	(24)	(22.4)	(23.6)	(101)	12.0	18.8
Underlying attributable profit to the parent	325	45.3	43.4	883	118.8	155.5

Balance sheet and activity metrics
Loans and advances to customers	24,469	4.6	5.2	24,469	6.4	7.2
Customer deposits	1,415	21.8	21.8	1,415	30.3	30.3

Memorandum items:
Gross loans and advances to customers ²	26,618	5.2	5.8	26,618	7.5	8.3
Customer funds	1,415	21.8	21.8	1,415	30.3	30.3
Customer deposits ³	1,415	21.8	21.8	1,415	30.3	30.3
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	22,883	(3.0)		22,883	0.4

Ratios (%) and employees
RoTE	39.1	10.9		28.8	14.7
RoTE (post-AT1)	38.3	10.9		28.0	14.7
NPL ratio	6.35	0.81		6.35	1.15
NPL coverage ratio	127	(9)		127	(11)
Number of employees	20,375	(3.0)		20,375	(8.6)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

28	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

PagoNxt							Q
EUR million
		/	Q3'25			/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	2024	%	% excl. FX
Net interest income	45	10.0	8.6	167	132	27.0	35.7
Net fee income	282	5.5	4.4	1,059	958	10.5	16.4
Gains (losses) on financial transactions [1]	1	(54.1)	(53.7)	(24)	0	—	—
Other operating income	51	22.9	22.9	171	150	14.3	14.9
Total income	379	7.6	6.6	1,373	1,240	10.8	16.2
Administrative expenses and amortizations	(282)	0.8	0.2	(1,138)	(1,160)	(1.9)	0.8
Net operating income	97	33.7	31.0	235	80	194.6	345.7
Net loan-loss provisions	(5)	(35.5)	(36.0)	(24)	(16)	48.5	55.1
Other gains (losses) and provisions	(15)	(48.7)	(49.1)	(77)	(296)	(74.0)	(73.8)
Profit before tax	77	117.6	110.3	134	(233)	—	—
Tax on profit	(9)	10.1	4.6	(19)	(57)	(65.9)	(60.1)
Profit from continuing operations	68	151.9	144.4	115	(290)	—	—
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	68	151.9	144.4	115	(290)	—	—
Non-controlling interests	(7)	(7.7)	(9.1)	(19)	(9)	101.1	120.7
Underlying attributable profit to the parent	61	213.7	203.3	96	(299)	—	—

Balance sheet and activity metrics
Loans and advances to customers	977	2.7	4.3	977	1,066	(8.3)	(8.4)
Customer deposits	1,392	21.6	21.6	1,392	1,038	34.2	34.2

Memorandum items:
Gross loans and advances to customers ²	1,002	2.7	4.3	1,002	1,087	(7.8)	(7.9)
Customer funds	1,392	21.6	21.6	1,392	1,038	34.2	34.2
Customer deposits ³	1,392	21.6	21.6	1,392	1,038	34.2	34.2
Mutual funds	—	—	—	—	—	—	—
Risk-weighted assets	4,421	(28.2)		4,421	4,898	(9.7)
Total transactions (Getnet, million)	2,775	3.8		10,549	9,837	7.2
Total payments volume (Getnet)	63,905	4.8	3.6	237,912	221,787	7.3	13.6

Ratios (%)
EBITDA margin	42.1	5.3		34.5	27.5	7.0
Efficiency ratio	74.4	(5.0)		82.9	93.6	(10.7)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2025	29

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

Cards						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	746	12.4	10.8	2,740	12.5	20.7
Net fee income	517	0.7	(0.2)	1,949	8.2	13.9
Gains (losses) on financial transactions [1]	46	185.7	181.6	68	11.5	21.3
Other operating income	(45)	189.2	185.1	(117)	50.0	58.7
Total income	1,264	7.3	6.0	4,640	10.0	17.1
Administrative expenses and amortizations	(292)	(4.2)	(5.0)	(1,221)	(3.8)	0.5
Net operating income	971	11.3	9.9	3,419	15.9	24.4
Net loan-loss provisions	(537)	6.1	4.6	(2,003)	18.0	27.4
Other gains (losses) and provisions	(10)	(3.8)	(3.4)	(63)	(0.8)	0.8
Profit before tax	424	19.1	17.7	1,353	13.8	21.5
Tax on profit	(143)	11.3	10.0	(484)	19.4	28.1
Profit from continuing operations	281	23.5	22.1	869	10.9	18.1
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	281	23.5	22.1	869	10.9	18.1
Non-controlling interests	(17)	(27.1)	(28.2)	(82)	1.6	7.3
Underlying attributable profit to the parent	264	29.3	28.0	787	12.0	19.3

Balance sheet and activity metrics
Loans and advances to customers	23,491	4.6	5.2	23,491	7.1	8.0
Customer deposits	23	37.9	37.9	23	(53.3)	(53.3)

Memorandum items:
Gross loans and advances to customers ²	25,616	5.3	5.9	25,616	8.2	9.0
Customer funds	23	37.9	37.9	23	(53.3)	(53.3)
Customer deposits ³	23	37.9	37.9	23	(53.3)	(53.3)
Mutual funds	—	—	—	—	—	—
Risk-weighted assets	18,462	5.8		18,462	3.2
Number of cards (millions)[4]	108	0.9		108	2.3

Ratios (%)
RoTE	38.4	6.8		30.7	1.5
RoTE (post-AT1)	37.7	6.7		30.1	1.5
Efficiency ratio	23.1	(2.8)		26.3	(3.8)
NPL ratio	6.43	0.84		6.43	1.12
NPL coverage ratio	129	(10)		129	(11)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Total number of Cards in the Group, including those managed within Consumer's perimeter.

30	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Primary segments

CORPORATE CENTRE						Q
EUR million
			/ Q3'25			/ 2024
Underlying income statement	Q4'25	Q3'25%		2025	2024	%
Net interest income	(126)	(132)	(4.2)	(490)	(308)	59.1
Net fee income	(5)	(6)	(18.5)	(27)	(11)	156.5
Gains (losses) on financial transactions [1]	52	8	519.3	(82)	(408)	(79.8)
Other operating income	15	(37)	—	19	50	(63.0)
Total income	(64)	(166)	(61.4)	(581)	(676)	(14.0)
Administrative expenses and amortizations	(117)	(101)	15.4	(402)	(379)	6.2
Net operating income	(181)	(267)	(32.3)	(983)	(1,055)	(6.8)
Net loan-loss provisions	(1)	0	—	(198)	3	—
Other gains (losses) and provisions	161	(181)	—	(94)	(265)	(64.5)
Profit before tax	(21)	(447)	(95.4)	(1,275)	(1,317)	(3.2)
Tax on profit	(6)	102	—	190	162	16.9
Profit from continuing operations	(26)	(346)	(92.4)	(1,085)	(1,155)	(6.0)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	(26)	(346)	(92.4)	(1,085)	(1,155)	(6.0)
Non-controlling interests	0	0	—	0	1	(99.7)
Underlying attributable profit to the parent	(26)	(346)	(92.4)	(1,085)	(1,154)	(6.0)

Balance sheet
Loans and advances to customers	6,289	6,123	2.7	6,289	5,778	8.8
Cash, central banks and credit institutions	101,481	93,831	8.2	101,481	104,379	(2.8)
Debt instruments	11,076	10,191	8.7	11,076	10,923	1.4
Other financial assets	1,612	1,504	7.2	1,612	1,444	11.6
Other asset accounts	113,826	118,021	(3.6)	113,826	118,425	(3.9)
Total assets	234,284	229,670	2.0	234,284	240,948	(2.8)
Customer deposits	1,387	1,267	9.5	1,387	1,430	(3.0)
Central banks and credit institutions	21,640	20,301	6.6	21,640	21,730	(0.4)
Marketable debt securities	112,521	106,123	6.0	112,521	121,122	(7.1)
Other financial liabilities	773	2,298	(66.3)	773	48	—
Other liabilities accounts	6,662	6,519	2.2	6,662	7,256	(8.2)
Total liabilities	142,983	136,507	4.7	142,983	151,585	(5.7)
Total equity	91,301	93,163	(2.0)	91,301	89,363	2.2

Memorandum items:
Gross loans and advances to customers [2]	6,349	6,198	2.4	6,349	5,853	8.5
Customer funds	1,387	1,267	9.5	1,387	1,299	6.7
Customer deposits [3]	1,387	1,267	9.5	1,387	1,299	6.7
Mutual funds	—	—	—	—	—	—

Resources
Number of employees	1,901	1,892	0.5	1,901	1,825	4.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2025	31

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments
Secondary segments

Spain				Q
EUR million
		/ Q3'25		/ 2024
Underlying income statement	Q4'25%		2025	%
Net interest income	1,890	3.3	7,305	0.7
Net fee income	810	14.1	3,022	5.4
Gains (losses) on financial transactions [1]	63	(69.2)	841	(23.6)
Other operating income	171	17.8	823	9.6
Total income	2,934	1.5	11,990	0.1
Administrative expenses and amortizations	(1,114)	4.1	(4,284)	0.3
Net operating income	1,820	0.1	7,706	0.0
Net loan-loss provisions	(301)	24.7	(1,142)	(9.3)
Other gains (losses) and provisions	(75)	(56.2)	(482)	(52.0)
Profit before tax	1,444	2.7	6,083	11.8
Tax on profit	(406)	(5.8)	(1,811)	7.9
Profit from continuing operations	1,038	6.4	4,272	13.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,038	6.4	4,272	13.5
Non-controlling interests	0	—	0	(2.5)
Underlying attributable profit to the parent	1,038	6.4	4,272	13.5

Balance sheet
Loans and advances to customers	264,950	0.1	264,950	7.3
Cash, central banks and credit institutions	90,438	(7.1)	90,438	(9.3)
Debt instruments	120,671	14.6	120,671	27.7
Other financial assets	51,675	5.6	51,675	7.4
Other asset accounts	14,773	(8.5)	14,773	(15.7)
Total assets	542,507	1.9	542,507	7.1
Customer deposits	354,943	(0.1)	354,943	9.7
Central banks and credit institutions	54,996	11.7	54,996	(3.9)
Marketable debt securities	29,957	0.8	29,957	9.4
Other financial liabilities	63,188	7.3	63,188	5.4
Other liabilities accounts	22,268	1.2	22,268	5.2
Total liabilities	525,352	2.0	525,352	7.4
Total equity	17,155	(1.2)	17,155	(2.3)

Memorandum items:
Gross loans and advances to customers [2]	237,385	1.8	237,385	5.1
Customer funds	429,464	3.1	429,464	7.4
Customer deposits [3]	322,070	2.7	322,070	5.1
Mutual funds	107,394	4.4	107,394	14.7

Ratios (%), operating means and customers
RoTE	24.9	1.7	25.1	3.4
RoTE (post-AT1)	24.0	1.6	24.3	3.4
Efficiency ratio	38.0	0.9	35.7	0.1
NPL ratio	1.96	(0.13)	1.96	(0.73)
NPL coverage ratio	55	1	55	2
Number of branches	1,630	(3.2)	1,630	(10.8)
Number of total customers (thousands)	15,362	(0.3)	15,362	0.4
Number of active customers (thousands)	9,242	1.3	9,242	4.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

32	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

United Kingdom
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,245	2.0	2.9	5,008	1.2	2.4
Net fee income	111	19.9	20.6	369	30.3	31.8
Gains (losses) on financial transactions [1]	(16)	(3.6)	(3.1)	(100)	445.8	452.4
Other operating income	1	108.2	108.2	3	81.6	83.8
Total income	1,341	3.4	4.3	5,280	1.2	2.4
Administrative expenses and amortizations	(676)	1.3	2.2	(2,771)	(5.0)	(3.9)
Net operating income	665	5.7	6.5	2,509	9.1	10.5
Net loan-loss provisions	(58)	826.3	706.8	(177)	177.4	180.7
Other gains (losses) and provisions	(120)	51.7	50.4	(539)	22.1	23.5
Profit before tax	487	(10.5)	(9.3)	1,794	0.0	1.2
Tax on profit	(138)	(5.7)	(4.5)	(486)	(0.3)	0.9
Profit from continuing operations	349	(12.2)	(11.1)	1,307	0.1	1.3
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	349	(12.2)	(11.1)	1,307	0.1	1.3
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	349	(12.2)	(11.1)	1,307	0.1	1.3

Balance sheet
Loans and advances to customers	242,624	0.6	0.6	242,624	(1.6)	3.6
Cash, central banks and credit institutions	55,335	(1.3)	(1.3)	55,335	1.0	6.3
Debt instruments	10,570	(15.0)	(15.0)	10,570	(30.1)	(26.4)
Other financial assets	270	5.8	5.9	270	(30.8)	(27.2)
Other asset accounts	4,048	7.0	7.1	4,048	19.7	26.0
Total assets	312,846	(0.3)	(0.3)	312,846	(2.3)	2.9
Customer deposits	225,708	2.1	2.1	225,708	(2.0)	3.1
Central banks and credit institutions	18,326	(11.4)	(11.3)	18,326	(28.6)	(24.8)
Marketable debt securities	51,231	(5.8)	(5.7)	51,231	6.9	12.5
Other financial liabilities	2,441	(6.7)	(6.6)	2,441	(2.4)	2.8
Other liabilities accounts	2,277	37.7	37.8	2,277	31.4	38.3
Total liabilities	299,984	(0.2)	(0.1)	299,984	(2.7)	2.4
Total equity	12,863	(3.1)	(3.0)	12,863	8.2	13.8

Memorandum items:
Gross loans and advances to customers [2]	228,273	0.7	0.7	228,273	(3.5)	1.6
Customer funds	227,160	1.6	1.7	227,160	(1.4)	3.7
Customer deposits [3]	219,440	1.6	1.6	219,440	(1.5)	3.7
Mutual funds	7,719	2.2	2.2	7,719	1.0	6.3

Ratios (%), operating means and customers
RoTE	11.2	(1.6)		10.7	(0.4)
RoTE (post-AT1)	10.7	(1.6)		10.2	(0.4)
Efficiency ratio	50.4	(1.0)		52.5	(3.5)
NPL ratio	1.08	0.00		1.08	(0.25)
NPL coverage ratio	33	(2)		33	3
Number of branches	363	(1.4)		363	(18.2)
Number of total customers (thousands)	22,720	0.3		22,720	0.8
Number of active customers (thousands)	13,547	(0.1)		13,547	(0.7)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2025	33

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Secondary segments

Portugal
EUR million
		/ Q3'25		/ 2024
Underlying income statement	Q4'25%		2025	%
Net interest income	334	1.6	1,346	(13.0)
Net fee income	128	3.7	506	8.2
Gains (losses) on financial transactions [1]	11	(47.5)	70	56.9
Other operating income	13	34.7	36	(9.0)
Total income	485	0.7	1,959	(6.7)
Administrative expenses and amortizations	(144)	7.6	(548)	0.1
Net operating income	341	(1.9)	1,411	(9.2)
Net loan-loss provisions	6	—	8	—
Other gains (losses) and provisions	(1)	—	(2)	(97.2)
Profit before tax	346	1.5	1,417	(4.3)
Tax on profit	(101)	0.9	(405)	(15.2)
Profit from continuing operations	245	1.8	1,011	0.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	245	1.8	1,011	0.8
Non-controlling interests	0	(51.2)	(2)	(18.9)
Underlying attributable profit to the parent	245	1.9	1,010	0.9

Balance sheet
Loans and advances to customers	41,260	2.7	41,260	7.4
Cash, central banks and credit institutions	2,744	(14.0)	2,744	(29.2)
Debt instruments	15,998	5.1	15,998	6.6
Other financial assets	1,243	2.6	1,243	10.1
Other asset accounts	1,090	8.6	1,090	(1.7)
Total assets	62,334	2.5	62,334	4.7
Customer deposits	40,576	0.9	40,576	5.9
Central banks and credit institutions	9,357	10.4	9,357	6.2
Marketable debt securities	5,809	5.4	5,809	16.8
Other financial liabilities	304	0.8	304	(10.3)
Other liabilities accounts	2,916	(8.2)	2,916	(4.6)
Total liabilities	58,961	2.2	58,961	6.3
Total equity	3,373	7.1	3,373	(16.6)

Memorandum items:
Gross loans and advances to customers [2]	41,980	2.6	41,980	7.2
Customer funds	46,201	1.2	46,201	7.0
Customer deposits [3]	40,576	0.9	40,576	5.9
Mutual funds	5,625	3.1	5,625	15.2

Ratios (%), operating means and customers
RoTE	30.0	0.1	30.8	5.4
RoTE (post-AT1)	29.5	0.1	30.3	5.3
Efficiency ratio	29.8	1.9	28.0	1.9
NPL ratio	2.08	(0.02)	2.08	(0.32)
NPL coverage ratio	83	(3)	83	3
Number of branches	308	(17.4)	308	(17.6)
Number of total customers (thousands)	2,971	0.0	2,971	(0.6)
Number of active customers (thousands)	1,945	0.4	1,945	2.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

34	January - December 2025

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Secondary segments

Poland						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	736	(0.2)	(0.7)	2,953	3.8	2.2
Net fee income	184	4.9	4.3	733	8.8	7.1
Gains (losses) on financial transactions [1]	20	13.8	13.0	82	43.3	41.1
Other operating income	7	95.6	102.7	(44)	121.4	118.0
Total income	948	1.4	0.9	3,724	4.7	3.1
Administrative expenses and amortizations	(266)	2.5	1.9	(1,036)	7.4	5.8
Net operating income	682	1.0	0.5	2,687	3.7	2.1
Net loan-loss provisions	(83)	2.4	2.0	(283)	(44.5)	(45.4)
Other gains (losses) and provisions	(159)	129.5	127.6	(473)	10.3	8.6
Profit before tax	440	(16.2)	(16.6)	1,930	17.0	15.2
Tax on profit	(56)	(48.7)	(49.0)	(402)	(6.7)	(8.2)
Profit from continuing operations	384	(7.7)	(8.1)	1,528	25.4	23.4
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	384	(7.7)	(8.1)	1,528	25.4	23.4
Non-controlling interests	(149)	(6.7)	(7.1)	(580)	38.4	36.3
Underlying attributable profit to the parent	236	(8.3)	(8.7)	949	18.5	16.7

Balance sheet
Loans and advances to customers	40,203	2.8	1.7	40,203	5.7	4.3
Cash, central banks and credit institutions	13,002	21.4	20.1	13,002	26.4	24.8
Debt instruments	21,610	17.7	16.4	21,610	23.6	22.0
Other financial assets	635	(4.2)	(5.2)	635	28.7	27.0
Other asset accounts	2,736	19.1	17.9	2,736	39.6	37.8
Total assets	78,186	9.9	8.8	78,186	14.5	13.1
Customer deposits	54,627	5.5	4.4	54,627	8.5	7.1
Central banks and credit institutions	7,974	35.9	34.5	7,974	58.8	56.8
Marketable debt securities	3,819	24.6	23.3	3,819	39.1	37.4
Other financial liabilities	1,509	(8.9)	(9.8)	1,509	(8.9)	(10.0)
Other liabilities accounts	2,451	28.1	26.7	2,451	45.3	43.4
Total liabilities	70,380	9.5	8.4	70,380	14.6	13.1
Total equity	7,806	13.4	12.2	7,806	14.3	12.8

Memorandum items:
Gross loans and advances to customers [2]	40,913	2.8	1.7	40,913	5.6	4.3
Customer funds	62,518	5.9	4.7	62,518	10.5	9.1
Customer deposits [3]	54,017	5.3	4.2	54,017	7.8	6.5
Mutual funds	8,501	9.4	8.3	8,501	30.9	29.2

Ratios (%), operating means and customers
RoTE	22.5	(4.0)		23.8	3.6
RoTE (post-AT1)	21.8	(4.1)		23.1	3.5
Efficiency ratio	28.0	0.3		27.8	0.7
NPL ratio	3.34	(0.17)		3.34	(0.32)
NPL coverage ratio	65	1		65	3
Number of branches	359	(0.3)		359	(2.4)
Number of total customers (thousands)	6,024	(0.9)		6,024	0.8
Number of active customers (thousands)	4,759	0.6		4,759	2.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2025	35

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

DCB Europe
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,212	0.5	0.4	4,685	7.4	7.5
Net fee income	234	17.8	17.8	804	(10.9)	(10.8)
Gains (losses) on financial transactions [1]	7	—	—	(39)	60.8	61.9
Other operating income	142	15.1	15.3	474	7.7	8.1
Total income	1,595	6.1	6.0	5,925	4.3	4.4
Administrative expenses and amortizations	(633)	(2.9)	(2.9)	(2,611)	0.3	0.4
Net operating income	962	12.9	12.9	3,314	7.8	7.9
Net loan-loss provisions	(436)	42.0	41.9	(1,363)	12.7	12.9
Other gains (losses) and provisions	(340)	472.5	470.9	(554)	(24.6)	(24.4)
Profit before tax	185	(61.8)	(61.7)	1,398	23.6	23.4
Tax on profit	(8)	(92.2)	(92.1)	(322)	25.9	25.2
Profit from continuing operations	177	(53.4)	(53.3)	1,076	22.9	22.9
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	177	(53.4)	(53.3)	1,076	22.9	22.9
Non-controlling interests	(90)	(2.0)	(2.1)	(304)	30.3	30.3
Underlying attributable profit to the parent	87	(69.8)	(69.6)	772	20.2	20.2

Balance sheet
Loans and advances to customers	139,322	0.9	1.0	139,322	1.7	2.1
Cash, central banks and credit institutions	16,078	(8.5)	(8.4)	16,078	(16.2)	(15.6)
Debt instruments	8,510	2.8	2.7	8,510	34.9	34.6
Other financial assets	126	19.8	19.8	126	(1.3)	(1.3)
Other asset accounts	12,088	1.8	1.8	12,088	8.8	9.6
Total assets	176,125	0.2	0.2	176,125	1.4	1.8
Customer deposits	82,359	1.0	1.0	82,359	1.2	1.3
Central banks and credit institutions	26,820	(9.6)	(9.5)	26,820	(4.6)	(2.5)
Marketable debt securities	45,494	6.7	6.8	45,494	5.5	5.6
Other financial liabilities	2,014	(7.6)	(7.6)	2,014	5.0	5.2
Other liabilities accounts	6,208	7.6	7.6	6,208	8.7	9.0
Total liabilities	162,896	0.7	0.7	162,896	1.6	2.1
Total equity	13,229	(5.9)	(5.9)	13,229	(2.1)	(1.6)

Memorandum items:
Gross loans and advances to customers [2]	142,477	0.9	1.0	142,477	1.8	2.3
Customer funds	87,559	1.0	1.1	87,559	2.0	2.0
Customer deposits [3]	82,359	1.0	1.0	82,359	1.2	1.3
Mutual funds	5,200	2.0	2.0	5,200	15.6	15.6

Ratios (%), operating means and customers
RoTE	3.5	(7.6)		7.6	1.2
RoTE (post-AT1)	2.6	(7.6)		6.7	1.2
Efficiency ratio	39.7	(3.7)		44.1	(1.8)
NPL ratio	2.53	(0.17)		2.53	0.03
NPL coverage ratio	87	5		87	5
Number of branches	298	(0.3)		298	(8.6)
Number of total customers (thousands)	19,893	1.3		19,893	1.8
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

36	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

United States
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,476	0.9	0.5	5,888	3.4	7.9
Net fee income	314	(6.3)	(6.5)	1,328	15.3	20.3
Gains (losses) on financial transactions [1]	264	138.1	135.0	547	47.7	54.1
Other operating income	17	(14.2)	(17.6)	165	(54.7)	(52.7)
Total income	2,072	7.4	6.7	7,929	4.6	9.1
Administrative expenses and amortizations	(960)	5.7	5.0	(3,812)	(0.5)	3.8
Net operating income	1,112	8.8	8.2	4,116	9.8	14.5
Net loan-loss provisions	(647)	13.7	13.2	(2,244)	(10.5)	(6.6)
Other gains (losses) and provisions	(45)	59.9	58.0	(124)	(34.5)	(31.6)
Profit before tax	420	(1.1)	(1.6)	1,748	66.0	73.2
Tax on profit	(72)	3.9	4.7	(207)	—	—
Profit from continuing operations	347	(2.1)	(2.8)	1,541	39.0	45.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	347	(2.1)	(2.8)	1,541	39.0	45.0
Non-controlling interests	—	—	—	—	—	—
Underlying attributable profit to the parent	347	(2.1)	(2.8)	1,541	39.0	45.0

Balance sheet
Loans and advances to customers	132,659	0.1	0.3	132,659	(1.6)	11.3
Cash, central banks and credit institutions	21,318	(8.4)	(8.2)	21,318	(24.4)	(14.5)
Debt instruments	38,411	(1.1)	(1.0)	38,411	42.0	60.7
Other financial assets	3,159	9.8	10.0	3,159	12.0	26.7
Other asset accounts	11,171	(7.9)	(7.7)	11,171	(30.4)	(21.3)
Total assets	206,718	(1.4)	(1.2)	206,718	(1.1)	11.9
Customer deposits	122,000	3.8	4.0	122,000	(2.7)	10.1
Central banks and credit institutions	34,934	(12.8)	(12.7)	34,934	30.4	47.5
Marketable debt securities	26,433	(3.5)	(3.4)	26,433	(16.8)	(5.9)
Other financial liabilities	6,255	(9.3)	(9.1)	6,255	19.8	35.5
Other liabilities accounts	3,085	2.8	3.0	3,085	(16.2)	(5.2)
Total liabilities	192,707	(1.1)	(0.9)	192,707	(0.1)	13.0
Total equity	14,011	(5.1)	(4.9)	14,011	(12.9)	(1.5)

Memorandum items:
Gross loans and advances to customers [2]	108,950	2.0	2.2	108,950	(7.3)	4.9
Customer funds	103,178	5.2	5.4	103,178	(4.7)	7.9
Customer deposits [3]	87,686	5.8	6.0	87,686	(6.3)	6.1
Mutual funds	15,492	1.8	2.0	15,492	5.4	19.2

Ratios (%), operating means and customers
RoTE	10.0	(0.1)		10.8	3.2
RoTE (post-AT1)	9.3	(0.2)		10.2	3.2
Efficiency ratio	46.3	(0.7)		48.1	(2.4)
NPL ratio	4.85	0.14		4.85	0.14
NPL coverage ratio	55	(3)		55	(9)
Number of branches	376	(2.1)		376	(7.2)
Number of total customers (thousands)	4,369	(1.3)		4,369	(2.4)
Number of active customers (thousands)	4,169	(1.2)		4,169	(3.2)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - December 2025	37

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Mexico						Q
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	1,190	5.6	3.4	4,554	(1.7)	8.0
Net fee income	423	23.9	21.6	1,454	5.0	15.3
Gains (losses) on financial transactions [1]	172	45.8	43.8	427	7.7	18.3
Other operating income	(46)	55.6	53.2	(130)	(2.5)	7.1
Total income	1,739	11.7	9.5	6,305	0.4	10.3
Administrative expenses and amortizations	(736)	15.1	12.9	(2,620)	(1.7)	8.0
Net operating income	1,003	9.4	7.2	3,685	2.0	12.0
Net loan-loss provisions	(308)	(5.2)	(7.3)	(1,239)	(3.0)	6.5
Other gains (losses) and provisions	(26)	40.2	37.0	(110)	78.1	95.6
Profit before tax	669	16.6	14.4	2,336	2.7	12.8
Tax on profit	(174)	10.9	8.7	(627)	4.9	15.2
Profit from continuing operations	495	18.7	16.5	1,709	2.0	12.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	495	18.7	16.5	1,709	2.0	12.0
Non-controlling interests	(1)	38.0	35.4	(4)	(9.0)	(0.1)
Underlying attributable profit to the parent	494	18.7	16.4	1,705	2.0	12.0

Balance sheet
Loans and advances to customers	48,083	7.8	5.8	48,083	6.7	4.6
Cash, central banks and credit institutions	11,569	(19.2)	(20.7)	11,569	5.7	3.6
Debt instruments	32,066	10.5	8.4	32,066	6.6	4.4
Other financial assets	4,731	5.9	3.9	4,731	(18.2)	(19.9)
Other asset accounts	5,778	11.7	9.6	5,778	0.6	(1.5)
Total assets	102,227	4.8	2.8	102,227	4.7	2.6
Customer deposits	55,595	9.4	7.3	55,595	11.6	9.3
Central banks and credit institutions	17,984	7.4	5.4	17,984	4.2	2.1
Marketable debt securities	9,316	(1.7)	(3.6)	9,316	(3.3)	(5.2)
Other financial liabilities	7,586	(16.4)	(18.0)	7,586	(21.3)	(22.9)
Other liabilities accounts	3,258	12.2	10.1	3,258	4.6	2.5
Total liabilities	93,740	5.3	3.3	93,740	4.8	2.7
Total equity	8,487	(0.3)	(2.2)	8,487	4.3	2.2

Memorandum items:
Gross loans and advances to customers [2]	49,442	7.5	5.5	49,442	10.6	8.4
Customer funds	68,201	5.6	3.6	68,201	11.5	9.3
Customer deposits [3]	45,498	8.0	6.0	45,498	9.6	7.4
Mutual funds	22,703	1.0	(0.9)	22,703	15.6	13.3

Ratios (%), operating means and customers
RoTE	24.8	2.9		22.4	2.3
RoTE (post-AT1)	24.4	2.9		22.0	2.3
Efficiency ratio	42.3	1.2		41.6	(0.9)
NPL ratio	2.65	(0.29)		2.65	(0.05)
NPL coverage ratio	105	4		105	4
Number of branches	1,314	(1.1)		1,314	(3.1)
Number of total customers (thousands)	22,577	2.0		22,577	6.1
Number of active customers (thousands)	11,976	2.9		11,976	10.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

38	January - December 2025

Significant events Key consolidated data Business model	Group financial information	Financial information by segment	Appendix	Index
Secondary segments

Brazil
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	2,331	1.0	(0.5)	9,380	(7.3)	0.6
Net fee income	843	5.3	3.9	3,193	(6.5)	1.5
Gains (losses) on financial transactions [1]	(17)	(49.9)	(50.2)	(64)	71.7	86.3
Other operating income	39	91.7	89.7	93	139.5	160.0
Total income	3,197	3.2	1.8	12,602	(6.9)	1.0
Administrative expenses and amortizations	(1,046)	4.5	2.9	(4,109)	(5.6)	2.5
Net operating income	2,150	2.7	1.2	8,493	(7.5)	0.4
Net loan-loss provisions	(1,084)	4.8	3.1	(4,409)	(1.7)	6.6
Other gains (losses) and provisions	(244)	17.1	15.5	(859)	(0.9)	7.5
Profit before tax	822	(3.4)	(4.7)	3,224	(15.8)	(8.6)
Tax on profit	(183)	(7.3)	(8.8)	(836)	(28.2)	(22.1)
Profit from continuing operations	639	(2.3)	(3.5)	2,388	(10.4)	(2.8)
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	639	(2.3)	(3.5)	2,388	(10.4)	(2.8)
Non-controlling interests	(60)	(0.7)	(1.9)	(220)	(9.3)	(1.6)
Underlying attributable profit to the parent	579	(2.4)	(3.7)	2,168	(10.5)	(2.9)

Balance sheet
Loans and advances to customers	87,653	(0.6)	2.6	87,653	(1.1)	(0.6)
Cash, central banks and credit institutions	49,450	(8.5)	(5.5)	49,450	5.8	6.3
Debt instruments	46,658	(1.9)	1.4	46,658	2.2	2.6
Other financial assets	11,772	(0.6)	2.7	11,772	10.7	11.2
Other asset accounts	13,919	(4.6)	(1.4)	13,919	0.5	1.0
Total assets	209,453	(3.2)	0.0	209,453	1.9	2.4
Customer deposits	92,256	(3.8)	(0.6)	92,256	(1.8)	(1.4)
Central banks and credit institutions	32,377	(3.9)	(0.7)	32,377	4.9	5.3
Marketable debt securities	29,161	2.4	5.8	29,161	15.0	15.6
Other financial liabilities	33,757	(5.1)	(2.0)	33,757	(1.3)	(0.9)
Other liabilities accounts	5,829	(7.3)	(4.2)	5,829	4.4	4.9
Total liabilities	193,380	(3.3)	(0.1)	193,380	1.8	2.2
Total equity	16,073	(1.6)	1.7	16,073	3.8	4.2

Memorandum items:
Gross loans and advances to customers [2]	93,030	(0.6)	2.7	93,030	(0.8)	(0.3)
Customer funds	132,580	(3.6)	(0.4)	132,580	2.1	2.6
Customer deposits [3]	80,449	(3.0)	0.2	80,449	(1.1)	(0.7)
Mutual funds	52,132	(4.5)	(1.4)	52,132	7.5	8.0

Ratios (%), operating means and customers
RoTE	16.6	(0.8)		16.0	(1.5)
RoTE (post-AT1)	15.9	(0.9)		15.3	(1.5)
Efficiency ratio	32.7	0.4		32.6	0.5
NPL ratio	6.82	0.25		6.82	0.68
NPL coverage ratio	83	(2)		83	1
Number of branches	1,618	(6.1)		1,618	(26.5)
Number of total customers (thousands)	73,948	1.6		73,948	6.5
Number of active customers (thousands)	33,966	0.7		33,966	2.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Secondary segments

Chile
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	479	9.9	6.0	1,917	5.2	10.7
Net fee income	151	12.1	8.3	582	5.8	11.2
Gains (losses) on financial transactions [1]	45	(29.4)	(30.9)	230	(3.4)	1.6
Other operating income	(2)	(64.4)	(64.6)	(15)	(16.4)	(12.1)
Total income	674	6.9	3.2	2,714	4.7	10.1
Administrative expenses and amortizations	(216)	1.7	(1.8)	(912)	(2.3)	2.7
Net operating income	458	9.5	5.7	1,802	8.7	14.3
Net loan-loss provisions	(115)	(6.1)	(9.5)	(531)	6.9	12.4
Other gains (losses) and provisions	(18)	57.5	55.8	(39)	(23.8)	(19.8)
Profit before tax	325	14.3	10.4	1,232	11.0	16.7
Tax on profit	(47)	(5.2)	(7.7)	(189)	(10.5)	(5.9)
Profit from continuing operations	278	18.5	14.2	1,043	16.0	22.0
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	278	18.5	14.2	1,043	16.0	22.0
Non-controlling interests	(82)	17.6	13.2	(314)	16.0	22.0
Underlying attributable profit to the parent	196	18.8	14.6	729	16.0	22.0

Balance sheet
Loans and advances to customers	39,924	6.7	0.3	39,924	(1.0)	1.6
Cash, central banks and credit institutions	5,218	(4.2)	(9.9)	5,218	(9.4)	(7.0)
Debt instruments	9,385	10.0	3.4	9,385	17.4	20.5
Other financial assets	11,489	6.2	(0.2)	11,489	(15.2)	(13.0)
Other asset accounts	2,189	8.3	1.8	2,189	(21.7)	(19.7)
Total assets	68,205	6.2	(0.2)	68,205	(3.2)	(0.6)
Customer deposits	29,503	11.6	4.9	29,503	(2.2)	0.3
Central banks and credit institutions	8,778	(7.2)	(12.8)	8,778	7.9	10.8
Marketable debt securities	9,703	4.5	(1.7)	9,703	(6.7)	(4.3)
Other financial liabilities	12,322	2.8	(3.3)	12,322	(14.0)	(11.7)
Other liabilities accounts	2,299	12.9	6.1	2,299	18.4	21.5
Total liabilities	62,604	5.7	(0.6)	62,604	(3.7)	(1.1)
Total equity	5,601	11.3	4.6	5,601	2.8	5.5

Memorandum items:
Gross loans and advances to customers [2]	40,986	6.6	0.3	40,986	(1.0)	1.6
Customer funds	42,256	10.6	4.0	42,256	(2.6)	—
Customer deposits [3]	28,293	10.8	4.2	28,293	(5.9)	(3.4)
Mutual funds	13,963	10.0	3.4	13,963	4.8	7.6

Ratios (%), operating means and customers
RoTE	21.5	1.7		20.5	3.4
RoTE (post-AT1)	20.8	1.7		19.7	3.4
Efficiency ratio	32.0	(1.6)		33.6	(2.4)
NPL ratio	5.73	0.18		5.73	0.36
NPL coverage ratio	48	(1)		48	(2)
Number of branches	228	(1.3)		228	(3.8)
Number of total customers (thousands)	4,608	0.6		4,608	6.9
Number of active customers (thousands)	2,693	0.5		2,693	5.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

40	January - December 2025

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Secondary segments

Argentina
EUR million
		/ Q3'25		/ 2024
Underlying income statement	Q4'25%		2025	%
Net interest income	471	48.0	1,727	(40.8)
Net fee income	207	8.2	788	30.9
Gains (losses) on financial transactions [1]	52	(5.2)	229	0.1
Other operating income	(149)	168.6	(510)	(59.6)
Total income	581	14.1	2,235	(10.2)
Administrative expenses and amortizations	(257)	23.1	(964)	(5.7)
Net operating income	324	7.8	1,271	(13.3)
Net loan-loss provisions	(193)	11.7	(574)	101.8
Other gains (losses) and provisions	12	—	(46)	(86.9)
Profit before tax	143	24.5	650	(21.4)
Tax on profit	(58)	101.7	(216)	34.6
Profit from continuing operations	85	(1.2)	434	(34.9)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	85	(1.2)	434	(34.9)
Non-controlling interests	0	70.7	(1)	(39.8)
Underlying attributable profit to the parent	85	(1.3)	433	(34.9)

Balance sheet
Loans and advances to customers	8,032	(10.2)	8,032	4.5
Cash, central banks and credit institutions	3,724	5.7	3,724	(24.0)
Debt instruments	2,230	(6.6)	2,230	(16.0)
Other financial assets	16	(77.5)	16	(28.5)
Other asset accounts	1,078	9.2	1,078	10.2
Total assets	15,080	(5.2)	15,080	(7.1)
Customer deposits	9,959	(2.3)	9,959	(11.8)
Central banks and credit institutions	685	(47.9)	685	(19.5)
Marketable debt securities	258	(7.8)	258	63.4
Other financial liabilities	1,060	(13.6)	1,060	9.5
Other liabilities accounts	547	17.7	547	14.9
Total liabilities	12,510	(7.2)	12,510	(9.0)
Total equity	2,570	5.5	2,570	3.1

Memorandum items:
Gross loans and advances to customers [2]	8,611	(8.6)	8,611	8.5
Customer funds	15,894	(1.9)	15,894	(6.8)
Customer deposits [3]	9,959	(2.3)	9,959	(11.8)
Mutual funds	5,934	(1.3)	5,934	3.1

Ratios (%), operating means and customers
RoTE	17.9	(3.6)	20.9	(13.9)
RoTE (post-AT1)	17.2	(3.6)	20.2	(14.3)
Efficiency ratio	44.3	3.3	43.1	2.0
NPL ratio	7.68	2.73	7.68	5.62
NPL coverage ratio	90	(19)	90	(87)
Number of branches	391	(1.3)	391	(4.4)
Number of total customers (thousands)	5,412	0.1	5,412	5.8
Number of active customers (thousands)	3,772	0.5	3,772	2.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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Secondary segments

Rest of the Group
EUR million
		/	Q3'25		/	2024
Underlying income statement	Q4'25%		% excl. FX	2025	%	% excl. FX
Net interest income	300	16.4	13.8	1,080	29.8	36.1
Net fee income	250	8.8	7.9	908	25.6	28.8
Gains (losses) on financial transactions [1]	74	(35.4)	(36.7)	296	(9.0)	(6.1)
Other operating income	(11)	—	—	25	218.6	173.0
Total income	612	1.1	(0.7)	2,309	22.3	26.6
Administrative expenses and amortizations	(427)	3.1	1.9	(1,656)	7.0	9.3
Net operating income	185	(3.4)	(6.4)	654	91.6	112.3
Net loan-loss provisions	(83)	26.9	25.9	(260)	13.0	17.7
Other gains (losses) and provisions	3	—	—	(65)	(81.9)	(81.8)
Profit before tax	106	12.5	5.7	329	—	—
Tax on profit	29	—	—	(29)	(20.6)	(9.4)
Profit from continuing operations	135	72.2	63.3	300	—	—
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	135	72.2	63.3	300	—	—
Non-controlling interests	(1)	(71.6)	(72.3)	0	(98.4)	(98.6)
Underlying attributable profit to the parent	134	77.8	68.5	300	—	—

Balance sheet
Loans and advances to customers	25,315	4.6	3.4	25,315	1.6	8.2
Cash, central banks and credit institutions	12,912	36.2	35.4	12,912	57.9	64.7
Debt instruments	4,452	(15.5)	(16.4)	4,452	(58.3)	(57.8)
Other financial assets	2,387	2.9	2.0	2,387	(21.5)	(16.9)
Other asset accounts	3,157	12.2	11.5	3,157	7.7	8.1
Total assets	48,222	9.4	8.4	48,222	(3.0)	1.3
Customer deposits	26,913	4.5	3.7	26,913	34.9	42.5
Central banks and credit institutions	8,249	14.1	12.1	8,249	(57.3)	(55.8)
Marketable debt securities	4,508	34.4	33.7	4,508	401.8	408.3
Other financial liabilities	2,402	4.7	3.9	2,402	(10.9)	(4.5)
Other liabilities accounts	1,543	26.6	25.2	1,543	1.9	2.3
Total liabilities	43,614	9.5	8.5	43,614	(1.7)	2.7
Total equity	4,608	8.5	7.4	4,608	(14.0)	(10.3)

Memorandum items:
Gross loans and advances to customers [2]	25,796	4.6	3.5	25,796	2.0	8.5
Customer funds	45,916	6.9	6.4	45,916	34.2	40.8
Customer deposits [3]	26,691	4.2	3.4	26,691	36.7	44.6
Mutual funds	19,225	11.0	10.9	19,225	31.0	35.9
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

42	January - December 2025

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APPENDIX

January - December 2025	43

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Group information
Financial information

Group information
As a result of the Poland disposal and in accordance with IFRS 5 requirements, the business subject to the Poland disposal has been classified as 'non-current assets/liabilities held for sale' and the related results have been reported under 'discontinued operations'. Accordingly:
•In the Group’s consolidated balance sheet, the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to balance sheets from 30 June 2025 onwards and does not affect balance sheets for prior periods. In the statutory income statement, the results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to both 2025 and 2024. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations in both periods.
•However, in the underlying income statement, both at the Group and the primary and secondary segment levels (which are presented on an underlying basis only), the results from Poland continue to be reported line by line and disaggregated, as they were in previous quarterly disclosures given the fact that the management of Santander Polska remained unchanged until the Poland disposal was completed in January 2026. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures. For the same reason, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal.
•In this appendix, results are presented on an underlying basis and the balance sheet figures, ratios and other metrics include Poland, as they were in previous quarterly disclosures, i.e. maintaining the same perimeter as prior to the announcement of the Poland disposal. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected.
•For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
For Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For more information, see the calculation method detailed in the ‘Alternative performance measures’ section in this appendix.

Underlying net fee income. Consolidated
EUR million
	Q4'25	Q3'25	Change (%)	2025	2024	Change (%)
Fees from services	1,979	1,914	3.4	7,673	7,347	4.4
Wealth management and marketing of customer funds	1,221	1,116	9.4	4,527	4,374	3.5
Securities and custody	450	297	51.5	1,461	1,289	13.3
Net fee income	3,650	3,327	9.7	13,661	13,010	5.0

Underlying operating expenses. Consolidated
EUR million
	Q4'25	Q3'25	Change (%)	2025	2024	Change (%)
Staff costs	3,735	3,461	7.9	14,177	14,328	(1.1)
Other general administrative expenses	2,065	1,978	4.4	8,236	8,412	(2.1)
Information technology	576	675	(14.7)	2,425	2,622	(7.5)
Communications	104	96	8.3	384	404	(5.0)
Advertising	140	123	13.8	544	540	0.7
Buildings and premises	198	138	43.5	747	757	(1.3)
Printed and office material	43	18	138.9	104	89	16.9
Taxes (other than tax on profits)	136	128	6.3	544	556	(2.2)
Other expenses	868	800	8.5	3,488	3,444	1.3
Administrative expenses	5,800	5,439	6.6	22,413	22,740	(1.4)
Depreciation and amortization	792	829	(4.5)	3,312	3,294	0.5
Operating expenses	6,592	6,268	5.2	25,725	26,034	(1.2)

44	January - December 2025

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Group information

Employees and branches. Consolidated
	Employees				Branches
	Dec-25	Dec-24	Change		Dec-25	Dec-24	Change
Retail & Commercial Banking	123,836	131,653	(7,817)	Spain	1,630	1,827	(197)
Digital Consumer Bank	30,751	29,903	848	United Kingdom	363	444	(81)
Corporate & Investment Banking	14,009	13,385	624	Portugal	308	374	(66)
Wealth Management & Insurance	7,531	7,707	(176)	Poland	359	368	(9)
Payments	20,375	22,280	(1,905)	DCB Europe	298	326	(28)
Corporate Centre	1,901	1,825	76	US	376	405	(29)
Total Group	198,403	206,753	(8,350)	Mexico	1,314	1,356	(42)
				Brazil	1,618	2,202	(584)
				Chile	228	237	(9)
				Argentina	391	409	(18)
				Rest of the Group	239	138	101
				Total Group	7,124	8,086	(962)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q4'25	Q3'25	Change (%)	2025	2024	Change (%)
Non-performing loans	207	3,389	(93.9)	10,623	13,941	(23.8)
Country-risk	(5)	0	—	(7)	(2)	240.0
Recovery of written-off assets	3,100	(458)	—	1,795	(1,606)	—
Net loan-loss provisions	3,302	2,931	12.7	12,411	12,333	0.6

Loans and advances to customers. Consolidated
EUR million
			Change
	Dec-25	Dec-24	Absolute	%	Dec-23
Commercial bills	52,901	53,209	(308)	(0.6)	55,628
Secured loans	551,592	557,463	(5,871)	(1.1)	554,375
Other term loans	308,695	296,339	12,356	4.2	295,485
Finance leases	41,084	40,120	964	2.4	38,723
Receivable on demand	10,333	10,756	(423)	(3.9)	12,277
Credit cards receivable	26,555	24,928	1,627	6.5	24,371
Impaired assets	33,031	33,731	(700)	(2.1)	34,094
Gross loans and advances to customers (excl. reverse repos)	1,024,191	1,016,546	7,645	0.8	1,014,953
Reverse repos	74,262	59,648	14,614	24.5	44,184
Gross loans and advances to customers	1,098,453	1,076,194	22,259	2.1	1,059,137
Loan-loss allowances	22,138	22,125	13	0.1	22,788
Loans and advances to customers	1,076,315	1,054,069	22,246	2.1	1,036,349

January - December 2025	45

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Group information

Total funds. Consolidated
EUR million
			Change
	Dec-25	Dec-24	Absolute	%	Dec-23
Demand deposits	685,961	677,818	8,143	1.2	661,262
Time deposits	312,465	299,801	12,664	4.2	307,085
Mutual funds	263,889	233,722	30,167	12.9	208,528
Customer funds	1,262,315	1,211,341	50,974	4.2	1,176,875
Pension funds	16,112	15,646	466	3.0	14,831
Managed portfolios	50,604	43,118	7,486	17.4	36,414
Repos	97,401	78,317	19,084	24.4	78,822
Total funds	1,426,432	1,348,422	78,010	5.8	1,306,942

46	January - December 2025

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APMs
Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the "Financial information by segment" section, covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.
As a result of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, the results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to both 2025 and 2024.
However, in the underlying income statement, the results from Poland continue to be reported line by line and disaggregated, as they were in previous quarterly disclosures, given the management of Santander Polska remained unchanged until the Poland disposal was completed in January 2026. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.

Reconciliation of underlying results to statutory results. 2025
EUR million
	January-December 2025
	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest income	42,348	3,006	—	45,354
Net fee income	12,976	685	—	13,661
Gains (losses) on financial transactions [1]	2,362	74	—	2,436
Other operating income	984	(45)	—	939
Total income	58,670	3,720	—	62,390
Administrative expenses and amortizations	(24,711)	(1,014)	—	(25,725)
Net operating income	33,959	2,706	—	36,665
Net loan-loss provisions	(12,545)	(333)	467	(12,411)
Other gains (losses) and provisions	(2,733)	(423)	(231)	(3,387)
Profit before tax	18,681	1,950	236	20,867
Tax on profit	(4,723)	(408)	(210)	(5,341)
Profit from continuing operations	13,958	1,542	26	15,526
Net profit from discontinued operations	1,542	(1,542)	—	—
Consolidated profit	15,500	—	26	15,526
Non-controlling interests	(1,399)	—	(26)	(1,425)
Profit attributable to the parent	14,101	—	—	14,101
1. Includes exchange differences.

January - December 2025	47

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APMs
Explanation of adjustments corresponding to 2025 results:
•In accordance with IFRS 5 requirements, in the statutory income statement in 2025, results subject to the Poland disposal have been reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•A capital gain, that falls outside the ordinary course of our business, in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
•A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.

Reconciliation of underlying results to statutory results. 2024
EUR million
	January-December 2024
	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest income	43,787	2,881	—	46,668
Net fee income	12,376	634	—	13,010
Gains (losses) on financial transactions [1]	2,211	62	—	2,273
Other operating income	6	(81)	335	260
Total income	58,380	3,496	335	62,211
Administrative expenses and amortizations	(25,149)	(885)	—	(26,034)
Net operating income	33,231	2,611	335	36,177
Net loan-loss provisions	(12,177)	(508)	352	(12,333)
Other gains (losses) and provisions	(3,707)	(423)	(687)	(4,817)
Profit before tax	17,347	1,680	—	19,027
Tax on profit	(4,844)	(439)	—	(5,283)
Profit from continuing operations	12,503	1,241	—	13,744
Net profit from discontinued operations	1,241	(1,241)	—	—
Consolidated profit	13,744	—	—	13,744
Non-controlling interests	(1,170)	—	—	(1,170)
Profit attributable to the parent	12,574	—	—	12,574
1. Includes exchange differences.

Explanation of adjustments corresponding to 2024 results:
•In accordance with IFRS 5 requirements, in the statutory income statement in 2024, results subject to the Poland disposal have been reported under 'discontinued operations'. However, in the underlying income statement the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•Temporary levy on revenue in Spain in Q1 2024, totalling EUR 335 million, which was reclassified from total income to other gains (losses) and provisions.
•Provisions which strengthen the balance sheet in Brazil of EUR 352 million in Q2 2024 (EUR 174 million net of tax and minority interests).

Note: regarding the Group’s consolidated balance sheet, in accordance with IFRS 5 requirements and solely in the balance sheets starting from 30 June 2025, the assets associated with the Poland disposal are classified under 'non-current assets held for sale'. This consolidates the following line items (data as of 31 December 2025): cash, cash balances at central banks and other deposits on demand: EUR 2,515 million; financial assets held for trading: EUR 1,956 million; financial assets designated at fair value through other comprehensive income: EUR 8,173 million; financial assets at amortized cost: EUR 55,642 million; intangible assets: EUR 1,335 million; tax assets: EUR 1,224 million; and other assets: EUR 1,303 million.
Likewise, the related liabilities are aggregated under 'liabilities associated with non-current assets held for sale'. This consolidates the following line items (data as of 31 December 2025): financial liabilities held for trading: EUR 842 million; financial liabilities at amortized cost: EUR 59,704 million; provisions: EUR 603 million; tax liabilities: EUR 1,335 million; and other liabilities: EUR 511 million.

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APMs
Ratios

All profitability, efficiency, credit quality and other metrics included in this 'Alternative performance measures' section have been calculated including Poland, as they were in quarterly disclosures prior to the announcement of the operation given the management of Santander Polska remained unchanged until the Poland disposal was completed in January 2026. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected.

Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the company's ability to pay shareholders.
(Return on equity)	Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent (annualized)[2]	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoTE (post-AT1)	Profit attributable to the parent minus AT1 costs (annualized)[2]	As with RoTE, this indicator is used to assess the profitability of a company as a percentage of its tangible equity, but the cost of AT1 issuances is deducted from the numerator. This is the definition of RoTE that is commonly used as a measure of profitability over tangible equity.
(Return on tangible equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank's total assets in generating profit over a given period.
(Return on assets)	Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank's risk-weighted assets.
(Return on risk-weighted assets)	Average risk-weighted assets
Efficiency ratio	Operating expenses [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank's total income.
Total income
1. Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2. Excluding the adjustment to the valuation of goodwill from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.
3. Operating expenses = Administrative expenses + amortizations.

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APMs

Profitability and efficiency [1,2,3](EUR million and %)	Q4'25	Q3'25	2025	2024

RoE	14.6%	13.8%	13.9%	13.0%
Profit attributable to the parent (annualized)	15,055	14,019	14,101	12,574
Average stockholders' equity (excluding minority interests)	102,984	101,598	101,497	96,744

RoTE	17.9%	16.9%	17.1%	16.3%
Profit attributable to the parent (annualized)	15,055	14,019	14,101	12,574
(-) Goodwill impairment	0	(3)	(4)	(4)
Profit attributable to the parent excluding goodwill impairment (annualized)	15,055	14,022	14,105	12,578
Average stockholders' equity (excluding minority interests)	102,984	101,598	101,497	96,744
(-) Average intangible assets	18,774	18,629	18,865	19,428
Average stockholders' equity (excl. minority interests) - intangible assets	84,210	82,969	82,631	77,316

RoTE post-AT1	17.1%	16.2%	16.3%	15.5%
Profit attributable to the parent (annualized)	15,055	14,019	14,101	12,574
(-) AT1 costs (annualized)	662	587	622	620
Profit attributable to the parent excluding AT1 costs (annualized)	14,393	13,432	13,479	11,955
(-) Goodwill impairment	0	(3)	(4)	(4)
Profit attributable to the parent minus AT1 costs (annualized; excluding goodwill impairment)	14,393	13,435	13,483	11,958
Average stockholders' equity (excluding minority interests)	102,984	101,598	101,497	96,744
(-) Average intangible assets	18,774	18,629	18,865	19,428
Average stockholders' equity (excl. minority interests) - intangible assets	84,210	82,969	82,631	77,316

RoA	0.89%	0.85%	0.84%	0.76%
Consolidated profit (annualized)	16,587	15,564	15,500	13,744
Average total assets	1,868,353	1,833,163	1,843,112	1,803,272

RoRWA	2.62%	2.46%	2.44%	2.18%
Consolidated profit (annualized)	16,587	15,564	15,500	13,744
Average risk-weighted assets	633,476	631,713	634,020	630,494

Efficiency ratio	40.9%	41.1%	41.2%	41.8%
Underlying operating expenses	6,592	6,268	25,725	26,034
Operating expenses	6,332	6,015	24,711	25,149
Adjustments to operating expenses for items outside ordinary course of businesses	260	253	1,014	885
Underlying total income	16,113	15,267	62,390	62,211
Total income	15,163	14,325	58,670	58,380
Adjustments to total income for items outside ordinary course of businesses	950	942	3,720	3,831
1.Averages included in the RoE, RoTE, RoTE (post-AT1), RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.

2.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
3.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing.

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APMs

Ratio	Formula	Relevance of the metric
Global business RoTE	Profit attributable to the parent excluding goodwill impairment (annualized)	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
Average stockholders' equity (excl. minority interests) - intangible assets [1]
Global business and country RoTE (post-AT1)	Profit attributable to the parent minus AT1 costs[2] (annualized; excluding goodwill impairment)	As with RoTE, this indicator is used to assess the profitability of a company as a percentage of its tangible equity, but the cost of AT1 issuances is deducted from the numerator. This is the definition of RoTE that is commonly used as a measure of profitability over tangible equity.
Average stockholders' equity (excl. minority interests) - intangible assets [1]
1.For global businesses, tangible equity is allocated according to RWA consumption.
2.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.

RoTE (EUR million and %)
	2025			2024
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	18.5	7,670	41,568	18.9	7,249	38,280
Digital Consumer Bank	9.4	1,741	18,532	9.8	1,659	16,931
Corporate & Investment Banking	19.8	2,834	14,297	18.0	2,747	15,224
Wealth Management & Insurance	69.2	2,063	2,980	77.6	1,671	2,153
Payments	28.8	883	3,068	14.1	405	2,883
PagoNxt
Cards	30.7	787	2,562	29.2	703	2,405

Spain	25.1	4,272	17,009	21.7	3,762	17,347
UK	10.7	1,307	12,200	11.1	1,306	11,781
Portugal	30.8	1,010	3,282	25.4	1,001	3,948
Poland	23.8	949	3,984	20.2	800	3,956
DCB Europe	7.6	772	10,212	6.4	642	10,055
US	10.8	1,541	14,311	7.5	1,109	14,742
Mexico	22.4	1,705	7,616	20.0	1,671	8,343
Brazil	16.0	2,169	13,545	17.5	2,424	13,853
Chile	20.5	729	3,567	17.0	629	3,693
Argentina	20.9	433	2,072	34.8	665	1,909
Numerator: profit attributable to the parent excluding goodwill impairment annualized (excluding the adjustment to the valuation of goodwill).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

RoTE (post-AT1) (EUR million and %)
	2025			2024
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	17.7	7,375	41,568	18.2	6,959	38,280
Digital Consumer Bank	8.6	1,585	18,532	8.9	1,506	16,931
Corporate & Investment Banking	19.1	2,728	14,297	17.3	2,627	15,224
Wealth Management & Insurance	68.5	2,041	2,980	76.8	1,654	2,153
Payments	28.0	860	3,068	13.3	385	2,883
PagoNxt
Cards	30.1	770	2,562	28.5	686	2,405

Spain	24.3	4,133	17,009	20.9	3,620	17,347
UK	10.2	1,248	12,200	10.6	1,247	11,781
Portugal	30.3	994	3,282	25.0	985	3,948
Poland	23.1	921	3,984	19.6	775	3,956
DCB Europe	6.7	685	10,212	5.5	556	10,055
US	10.2	1,454	14,311	6.9	1,024	14,742
Mexico	22.0	1,674	7,616	19.6	1,638	8,343
Brazil	15.3	2,074	13,545	16.8	2,323	13,853
Chile	19.7	703	3,567	16.3	602	3,693
Argentina	20.2	419	2,072	34.5	658	1,909
Numerator: profit attributable to the parent excluding goodwill impairment minus AT1 costs (annualized; excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

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APMs

Efficiency ratio (EUR million and %)
	2025			2024
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	39.4	12,314	31,216	39.5	12,796	32,374
Digital Consumer Bank	40.6	5,287	13,015	40.1	5,183	12,912
Corporate & Investment Banking	45.5	3,866	8,488	45.5	3,794	8,338
Wealth Management & Insurance	35.3	1,497	4,239	38.2	1,452	3,803
Payments	39.2	2,360	6,013	44.5	2,430	5,459
PagoNxt	82.9	1,138	1,373	93.6	1,160	1,240
Cards	26.3	1,221	4,640	30.1	1,270	4,220

Spain	35.7	4,284	11,990	35.7	4,271	11,974
UK	52.5	2,771	5,280	55.9	2,918	5,216
Portugal	28.0	548	1,959	26.1	548	2,100
Poland	27.8	1,036	3,724	27.1	965	3,555
DCB Europe	44.1	2,611	5,925	45.9	2,604	5,679
US	48.1	3,812	7,929	50.5	3,830	7,580
Mexico	41.6	2,620	6,305	42.5	2,665	6,278
Brazil	32.6	4,109	12,602	32.1	4,352	13,536
Chile	33.6	912	2,714	36.0	933	2,592
Argentina	43.1	964	2,235	41.1	1,022	2,487
Numerator: underlying operating expenses.
Denominator: underlying total income.

Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk [1]

NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
1. Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances.

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APMs

Credit risk (EUR million and %)
	Dec-25	Sep-25	Dec-24
NPL ratio	2.91%	2.92%	3.05%
Credit impaired customer loans and advances, guarantees and undrawn balances	34,393	34,048	35,265
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	32,887	32,378	33,568
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	144	143	163
Customer guarantees and undrawn balances classified in stage 3	1,345	1,507	1,521
Doubtful exposure of loans and advances to customers at fair value through profit or loss	17	20	13
Total risk	1,181,945	1,167,714	1,157,274
Impaired and non-impaired gross loans and advances to customers	1,098,453	1,087,473	1,076,195
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	83,492	80,241	81,079

	Dec-25	Sep-25	Dec-24
NPL coverage ratio	66%	67%	65%
Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	22,869	22,850	22,835
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	22,138	22,179	22,125
Total allowances to cover impairment losses on customer guarantees and undrawn balances	731	671	710
Credit impaired customer loans and advances, guarantees and undrawn balances	34,393	34,048	35,265
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	32,887	32,378	33,568
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	144	143	163
Customer guarantees and undrawn balances classified in stage 3	1,345	1,507	1,521
Doubtful exposure of loans and advances to customers at fair value through profit or loss	17	20	13

Cost of risk	1.15%	1.13%	1.15%
Underlying allowances for loan-loss provisions over the last 12 months	12,411	12,223	12,333
Allowances for loan-loss provisions over the last 12 months	12,545	12,371	12,177
Adjustments to loan-loss provisions for items outside ordinary course of businesses	(134)	(148)	156
Average loans and advances to customers over the last 12 months	1,082,829	1,078,288	1,075,821

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APMs

NPL ratio (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	2.97	18,998	640,483	3.18	20,441	643,530
Digital Consumer Bank	5.32	11,351	213,525	5.07	10,993	216,616
Corporate & Investment Banking	0.69	1,842	267,492	0.83	2,002	241,061
Wealth Management & Insurance	0.86	235	27,395	0.93	237	25,303
Payments	6.35	1,695	26,695	5.20	1,290	24,804
PagoNxt
Cards	6.43	1,652	25,693	5.31	1,259	23,716

Spain	1.96	5,915	302,271	2.68	7,672	285,883
United Kingdom	1.08	2,645	244,303	1.33	3,299	248,061
Portugal	2.08	928	44,674	2.40	993	41,418
Poland	3.34	1,549	46,427	3.66	1,636	44,704
DCB Europe	2.53	3,642	144,039	2.50	3,527	141,312
US	4.85	7,150	147,303	4.72	7,012	148,643
Mexico	2.65	1,420	53,476	2.71	1,352	49,927
Brazil	6.82	7,192	105,410	6.14	6,418	104,519
Chile	5.73	2,528	44,146	5.37	2,394	44,590
Argentina	7.68	677	8,813	2.06	173	8,411
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances.
Denominator: total risk.
PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

NPL coverage ratio (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	61	11,530	18,998	58	11,948	20,441
Digital Consumer Bank	71	8,075	11,351	74	8,088	10,993
Corporate & Investment Banking	48	880	1,842	39	780	2,002
Wealth Management & Insurance	71	168	235	71	168	237
Payments	127	2,150	1,695	137	1,774	1,290
PagoNxt
Cards	129	2,125	1,652	139	1,752	1,259

Spain	55	3,252	5,915	53	4,039	7,672
United Kingdom	33	860	2,645	29	967	3,299
Portugal	83	766	928	79	789	993
Poland	65	1,011	1,549	62	1,013	1,636
DCB Europe	87	3,181	3,642	83	2,910	3,527
US	55	3,934	7,150	64	4,471	7,012
Mexico	105	1,488	1,420	100	1,358	1,352
Brazil	83	5,996	7,192	83	5,311	6,418
Chile	48	1,211	2,528	50	1,196	2,394
Argentina	90	607	677	177	307	173
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances.
PagoNxt's coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

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APMs

Cost of risk (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	0.88	5,416	617,251	0.92	5,846	632,218
Digital Consumer Bank	2.10	4,457	212,551	2.16	4,562	210,748
Corporate & Investment Banking	0.15	291	195,936	0.09	171	180,462
Wealth Management & Insurance	0.09	22	25,482	0.19	44	23,342
Payments	7.91	2,027	25,623	7.36	1,714	23,288
PagoNxt
Cards	8.22	2,003	24,369	7.60	1,698	22,331

Spain	0.44	1,142	260,878	0.50	1,259	249,759
United Kingdom	0.07	177	244,442	0.03	64	251,348
Portugal	(0.02)	-8	40,351	0.03	11	38,454
Poland	0.71	283	40,152	1.38	511	37,138
DCB Europe	0.97	1,363	140,504	0.88	1,209	137,165
US	1.63	2,244	137,603	1.82	2,507	137,581
Mexico	2.69	1,239	46,067	2.64	1,277	48,439
Brazil	4.73	4,409	93,197	4.51	4,487	99,532
Chile	1.32	531	40,181	1.19	497	41,582
Argentina	7.34	574	7,820	4.59	284	6,190
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers over the last 12 months.
PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.

Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company's accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company's tangible assets.
(Tangible net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio[2]	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)[2]	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)[2]	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Asset Management and Santander Insurance to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance's total contribution to the Group's profit.
1.Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.
2.Includes Poland.

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APMs

Others (EUR million and %)
	Dec-25	Sep-25		Dec-24
TNAV (tangible book value) per share	5.76	5.56		5.24
Tangible book value	84,527	82,422		79,342
Number of shares excl. treasury stock (million)	14,678	14,818		15,137

Price / Tangible book value per share (X)	1.75	1.60		0.85
Share price (euros)	10.070	8.874		4.465
TNAV (tangible book value) per share	5.76	5.56		5.24

Loan-to-deposit ratio	98%	99%		100%
Net loans and advances to customers	1,076,315	1,065,294		1,054,069
Customer deposits	1,095,827	1,077,885		1,055,936

	Q4'25	Q3'25	2025	2024
PAT + After tax fees paid to SAN (in Wealth) (Constant EUR million)	1,101	920	3,796	3,195
Profit after tax	648	519	2,158	1,705
Net fee income net of tax	453	401	1,639	1,490

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APMs
Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the changes in the income statement as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros"), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2025 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
We present, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros") for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2025 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
In Q2 2024, due to the significant divergence between the official exchange rate and other macroeconomic magnitudes in Argentina, mainly inflation, we began to apply an alternative exchange rate for the Argentine peso which reflected the exchange rate observed in transactions ordered between market participants under the prevailing economic conditions, such as the repatriation of dividends from businesses in Argentina.
Given the stabilization and improved macroeconomic outlook in the country, in Q4 2024 and Q1 2025 we used the dollar contado con liquidación rate (CCL) as a reference for this alternative exchange rate, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).
From Q2 2025, we once again began to apply the official exchange rate given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	2025	2024	Dec-25	Sep-25	Dec-24
US dollar	1.129	1.082	1.176	1.173	1.039
Pound sterling	0.857	0.846	0.873	0.873	0.829
Brazilian real	6.304	5.809	6.458	6.252	6.427
Mexican peso	21.662	19.723	21.122	21.523	21.554
Chilean peso	1,073.108	1,020.473	1,059.750	1,127.108	1,032.560
Argentine peso[1]			1,706.383	1,609.836	1,232.389
Polish zloty	4.239	4.305	4.220	4.265	4.275
1. Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. We apply the official ARS exchange rate except in the periods between Q2 2024 and Q1 2025 when we applied an alternative exchange rate for the Argentine peso that better reflects the evolution of inflation.

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APMs
Impact of inflation rate on the variations of operating expenses
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in operating expenses in euros; ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in "Local currency measures"; and iii) the changes excluding the exchange rate effect minus the effect of average inflation over the last twelve months except for Argentina as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last 12 months for each country and, for the global businesses, as the weighted average the inflation rate of each country comprising the global business, weighted by each country's operating expenses. For the Group and the global businesses, we exclude the impact of inflation in Argentina from the calculation as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.

The table below shows the average inflation rates calculated as indicated.

Average inflation
%	Average inflation last 12 months
Retail & Commercial Banking[1]	3.6
Digital Consumer Bank[1]	2.5
Corporate & Investment Banking[1]	3.0
Wealth Management & Insurance[1]	3.0
Payments[1]	3.2

Spain	2.7
UK	3.4
Portugal	2.3
Poland	3.6
DCB Europe	2.1
US	2.7
Mexico	3.8
Brazil	5.0
Chile	4.2
Total Group[1]	3.2
1.Excluding the impact of inflation in Argentina.

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Condensed consolidated financial statements
Condensed consolidated financial statements

Condensed consolidated balance sheet
Condensed consolidated income statement

NOTE:	The following financial information for the 2025 and 2024 (attached herewith) corresponds to condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Condensed consolidated balance sheet
EUR million

ASSETS	Dec-25	Dec-24
Cash, cash balances at central banks and other deposits on demand	152,281	192,208
Financial assets held for trading	252,318	230,253
Non-trading financial assets mandatorily at fair value through profit or loss	7,761	6,130
Financial assets designated at fair value through profit or loss	8,046	7,915
Financial assets at fair value through other comprehensive income	74,612	89,898
Financial assets at amortised cost	1,202,689	1,203,707
Hedging derivatives	3,931	5,672
Changes in the fair value of hedged items in portfolio hedges of interest risk	50	(704)
Investments	7,052	7,277
Joint ventures entities	1,956	2,061
Associated entities	5,096	5,216
Assets under reinsurance contracts	223	222
Tangible assets	27,438	32,087
Property, plant and equipment	26,416	31,212
For own-use	11,663	12,636
Leased out under an operating lease	14,753	18,576
Investment property	1,022	875
Of which : Leased out under an operating lease	860	749
Intangible assets	17,308	19,259
Goodwill	11,958	13,438
Other intangible assets	5,350	5,821
Tax assets	30,076	30,596
Current tax assets	11,132	11,426
Deferred tax assets	18,944	19,170
Other assets	8,719	8,559
Insurance contracts linked to pensions	67	81
Inventories	7	6
Other	8,645	8,472
Non-current assets held for sale	75,011	4,002
TOTAL ASSETS	1,867,515	1,837,081

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Condensed consolidated financial statements

Condensed consolidated balance sheet
EUR million

LIABILITIES	Dec-25	Dec-24
Financial liabilities held for trading	171,546	152,151
Financial liabilities designated at fair value through profit or loss	42,148	36,360
Financial liabilities at amortized cost	1,421,184	1,484,322
Hedging derivatives	4,248	4,752
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	49	(9)
Liabilities under insurance contracts	18,737	17,829
Provisions	8,355	8,407
Pensions and other post-retirement obligations	1,656	1,731
Other long term employee benefits	993	915
Taxes and other legal contingencies	2,619	2,717
Contingent liabilities and commitments	713	710
Other provisions	2,374	2,334
Tax liabilities	9,568	9,598
Current tax liabilities	3,664	3,322
Deferred tax liabilities	5,904	6,276
Other liabilities	15,937	16,344
Liabilities associated with non-current assets held for sale	62,995	—
TOTAL LIABILITIES	1,754,767	1,729,754

EQUITY
Shareholders' equity	141,144	135,196
Capital	7,345	7,576
Called up paid capital	7,345	7,576
Unpaid capital which has been called up	—	—
Share premium	36,792	40,079
Equity instruments issued other than capital	—	—
Equity component of the compound financial instrument	—	—
Other equity instruments issued	—	—
Other equity	273	217
Accumulated retained earnings	91,959	82,326
Revaluation reserves	—	—
Other reserves	(7,532)	(5,976)
(-) Own shares	(96)	(68)
Profit attributable to shareholders of the parent	14,101	12,574
(-) Interim dividends	(1,698)	(1,532)
Other comprehensive income (loss)	(37,974)	(36,595)
Items not reclassified to profit or loss	(4,121)	(4,757)
Items that may be reclassified to profit or loss	(33,853)	(31,838)
Non-controlling interest	9,578	8,726
Other comprehensive income	(1,947)	(2,020)
Other items	11,525	10,746
TOTAL EQUITY	112,748	107,327
TOTAL LIABILITIES AND EQUITY	1,867,515	1,837,081

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	321,234	302,861
Financial guarantees granted	17,449	16,901
Other commitments granted	148,118	134,493

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Condensed consolidated financial statements

Condensed consolidated income statement

EUR million	2025	2024
Interest income	101,710	109,012
Financial assets at fair value through other comprehensive income	5,713	6,931
Financial assets at amortized cost	76,248	80,992
Other interest income	19,749	21,089
Interest expense	(59,362)	(65,225)
Interest income/ (charges)	42,348	43,787
Dividend income	715	710
Income from companies accounted for using the equity method	665	687
Commission income	17,387	16,834
Commission expense	(4,411)	(4,458)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	127	(117)
Financial assets at amortized cost	(89)	(190)
Other financial assets and liabilities	216	73
Gain or losses on financial assets and liabilities held for trading, net	1,017	1,344
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1,017	1,344
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	1,106	495
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	1,106	495
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(307)	691
Gain or losses from hedge accounting, net	12	14
Exchange differences, net	407	(216)
Other operating income (*)	1,583	846
Other operating expenses	(2,070)	(2,258)
Income from insurance and reinsurance contracts	476	470
Expenses from insurance and reinsurance contracts	(385)	(449)
Total income	58,670	58,380
Administrative expenses	(21,533)	(21,970)
Staff costs	(13,633)	(13,825)
Other general and administrative expenses	(7,900)	(8,145)
Depreciation and amortization	(3,178)	(3,179)
Provisions or reversal of provisions, net	(2,729)	(3,465)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(12,546)	(12,136)
Financial assets at fair value through other comprehensive income	(29)	1
Financial assets at amortized cost	(12,517)	(12,137)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(251)	(624)
Tangible assets	(129)	(382)
Intangible assets	(112)	(231)
Others	(10)	(11)
Gain or losses on non-financial assets and investments, net	—	368
Negative goodwill recognized in results	22	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	226	(27)
Operating profit/(loss) before tax	18,681	17,347
Tax expense or income from continuing operations	(4,723)	(4,844)
Profit/(loss) for the period from continuing operations	13,958	12,503
Profit/( loss) after tax from discontinued operations	1,542	1,241
Profit/(loss) for the period	15,500	13,744
Profit attributable to non-controlling interests	1,399	1,170
Profit/(loss) attributable to the parent	14,101	12,574
Earnings/(losses) per share
Basic	0.91	0.77
Diluted	0.90	0.77
(*) Includes -EUR 486 million at 31 December 2025 (-EUR 1,225 million at 31 December 2024) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

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Glossary
Glossary
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•APM: Alternative Performance Measures
•AuMs: Assets under management
•bn: Billion
•bps: basis points
•CET1: Common Equity Tier 1
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Consumer: Digital Consumer Bank
•Costs in real terms: variations excluding the effect of average inflation over the last twelve months
•CRR: Capital Requirements Regulation
•DCBE: Digital Consumer Bank Europe
•DCB US: Digital Consumer Bank US
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•EPS: Earnings per share
•ESMA: European Securities and Markets Authority
•Free float: total number of shares in circulation minus treasury shares as a % the total number of shares in circulation
•FX: Foreign Exchange
•IFRS 5: International Financial Reporting Standard 5, regarding non-current Assets Held for Sale and Discontinued Operations
•IFRS 8: International Financial Reporting Standard 8, regarding operating segments
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•LLPs: Loan-loss provisions
•NII: Net interest income
•NPS: Net promoter score
•ODS: Open Digital Services
•Payments: PagoNxt (Getnet, Ebury and PagoNxt) and Cards
•PBT: Profit before tax
•pp: percentage points
•QoQ: quarter-on-quarter
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity
•RoTE (post-AT1): Return on tangible equity excluding the cost of AT1 issuances from the numerator.
•RWAs: Risk-weighted assets
•SBNA: Santander Bank N.A.
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•TNAV: Tangible net asset value
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: Year-on-year

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Important information
Important information
Non-IFRS and alternative performance measures
Banco Santander, S.A. (“Santander”) cautions that this report may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.
Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.
For more details on APMs and non-IFRS measures, please see the 2024 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 28 February 2025 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2025/sec-2024-annual-20-f-2024-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q4 2025 Financial Report, published on 3 February 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).
Forward-looking statements
Santander hereby warns that this report may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayment, collateral depreciation or counterparty risk;
•political instability in Spain, the UK, other European countries, Latin America and the US;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

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Important information

Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.
ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS.
Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov.

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Important information
No offer or solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.
Participants in the solicitation
Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”, “Non-Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs-20250411.htm, and (ii) Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san-20241231.htm. To the extent holdings of each of Webster’s or Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Santander’s Annual Report on Form 20-F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Santander’s Annual Report on Form 20-F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus of Webster and Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this report should be taken as a profit and loss forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this report, and in case of any deviation, Santander assumes no liability for any discrepancy.

Sale of 49% stake in Santander Bank Polska to Erste Group
All figures (including P&L, loans and advances to customers, customer funds and other metrics) which are presented on an underlying basis include Santander Bank Polska, in line with previously published quarterly information, i.e. maintaining the same perimeter that existed at the time of the announcement of the sale of 49% stake in Santander Bank Polska to Erste Group (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-privilegiada/2025/05/hr-2025-05-05-santander-announces-the-sale-of-49-per-cent-of-santander-polska-to-erste-group-bank-and-agrees-strategic-cooperation-across-cib-and-payments-en.pdf). For further information, see the 'Alternative performance measures' section of this Banco Santander, S.A. (Santander) Q4 2025 Financial Report, published on 3 February 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - December 2025	65

Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 03 February 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer